Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SMITH & WESSON BRANDS, INC.,

TRISTAR MERGER SUB, LLC,

LONG RANGE INTERMEDIATE LLC, and

SAVARMS, L.P.

Dated as of October 21, 2026

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Annexes, Exhibits and Schedules

Annex I	Accounting Principles
Annex II	Estimated Closing Statement

Exhibit A	A&R Certificate of Formation of the Surviving Company
Exhibit B	A&R LLC Agreement of the Intermediate Surviving Company
Exhibit C	Investor Questionnaire
Exhibit D	[RESERVED]
Exhibit E	Investor Rights Agreement
Exhibit F	[RESERVED]
Exhibit G	Seller Parent Guaranty

Schedule 6.12	Employee Matters
Schedule 6.13	Shared Contracts
Schedule 6.15	Leaseback Agreement
Schedule 8.02	Specified Matters

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated October 21, 2026 (this “Agreement”), is by and among SMITH & WESSON BRANDS, INC., a Nevada corporation (“Parent”), TRISTAR MERGER SUB, LLC, a Delaware limited liability company and wholly owned Subsidiary of Parent (“Merger Sub”), LONG RANGE INTERMEDIATE LLC, a Delaware limited liability company (the “Company”), and SAVARMS, L.P., a Texas limited partnership (“Seller”).

WHEREAS, the Boards of Directors or other governing bodies, as applicable, of each of Parent, Merger Sub, Seller, and the Company have unanimously approved and declared advisable this Agreement, the merger of Merger Sub with and into the Company, with the Company surviving (the “First Step Merger”), and, immediately thereafter and as part of an integrated plan, the merger of the Company with and into Parent, with Parent surviving (the “Second Step Merger” and, together with the First Step Merger, the “Mergers”), and the other Transactions, upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Law;

WHEREAS, Seller owns all of the issued and outstanding units of membership interest in the Company (the “Company Units”); and

WHEREAS, the Parties intend that, as consideration for the Merger, each Company Unit issued and outstanding immediately prior to the First Effective Time shall be converted into the right to receive the Merger Consideration; and

WHEREAS, for U.S. federal income tax purposes, it is intended that (a) the Mergers, taken together, constitute an integrated plan and qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (b) this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations; and

WHEREAS, on October 20, 2026, (a) Savarms Holdings, LLC, a Delaware limited liability company and wholly owned Subsidiary of Seller (“Savarms Holdings”), merged with and into Seller pursuant to certificates of merger filed with the Secretary of State of the State of Texas and the Secretary of State of the State of Delaware, respectively (the “Savarms Merger”), and (b) as a result of the Savarms Merger, the separate existence of Savarms Holdings ceased and Seller continued as the surviving limited partnership; and

WHEREAS, prior to the execution of this Agreement, Seller and the Company Group completed certain internal transactions pursuant to which (a) Ludus Indemnity, Inc. and its business were separated from, and ceased to be a Subsidiary of, the Company, such that neither Ludus Indemnity, Inc. nor its business, assets or Liabilities form part of the Company Group or the Transactions, as more fully described in that certain Assignment and Assumption Agreement, dated as of October 20, 2026, by and among Seller and the Company, and (b) the Company Group assigned and transferred to Seller or one or more of its Affiliates (other than the Company Group) certain antique firearms (“Antique Firearms”), as more fully described in that certain Assignment and Assumption Agreement, dated as of October 20, 2026, by and among Savage Arms, Inc. and Hilcorp Investments, L.P. (together, the “Pre-Closing Restructuring”).

NOW, THEREFORE, in consideration of the premises and the mutual promises, representations, warranties, and covenants herein contained, the sufficiency of which is hereby acknowledged and agreed, the Parties hereby agree as follows:

ARTICLE I.

THE MERGER; CLOSING

Section 1.01. The Merger. Upon the terms set forth in this Agreement and in accordance with the DLLC Act and the Laws of the State of Nevada, as applicable, (a) at the First Effective Time, Merger Sub shall be merged with and into the Company in the First Step Merger. As a result of the First Step Merger, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving limited liability company (the “Intermediate Surviving Company”) and shall continue its existence under the DLLC Act as a wholly owned Subsidiary of Parent. Immediately after the First Step Merger, and as part of an integrated plan, the Intermediate Surviving Company shall be merged with and into Parent in the Second Step Merger. As a result of the Second Step Merger, the separate existence of the Intermediate Surviving Company shall cease and Parent shall continue as the surviving corporation (the “Surviving Company”) and shall continue its existence under the Laws of the State of Nevada. The First Step Merger and the Second Step Merger shall have the effects set forth herein and in the applicable provisions of the DLLC Act and the Laws of the State of Nevada, as applicable. Without limiting the generality of the foregoing, and subject thereto, at the First Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Intermediate Surviving Company, and all Liabilities and duties of the Company and Merger Sub shall become the Liabilities and duties of the Intermediate Surviving Company; and at the Second Effective Time all the property, rights, privileges, powers and franchises of the Intermediate Surviving Company shall vest in the Surviving Company, and all Liabilities and duties of the Intermediate Surviving Company shall become the Liabilities and duties of the Surviving Company.

Section 1.02. Closing. The closing of the Merger (the “Closing”) shall take place remotely by exchange of documents and signatures (or their electronic counterparts) at 10:00 a.m. prevailing Central time on the date hereof (the “Closing Date”), or such other time as agreed by the Parties.

Section 1.03. Effective Time. Subject to the terms and conditions of this Agreement, as promptly as practicable on the Closing Date, (a) the Company shall file a certificate of merger (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the DLLC Act, and shall make all other filings or recordings required under the DLLC Act in connection with the First Step Merger. The First Step Merger shall become effective at the time the First Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the Company and Parent shall agree and specify in the First Certificate of Merger in accordance with the DLLC Act (the “First Effective Time”), and (b) immediately thereafter, Parent shall file the certificates or articles of merger required to effect the Second Step Merger (the “Second Certificates of Merger”) with the Secretary of State of the State of Nevada and the Secretary of State of the State of Delaware and shall make all other filings or recordings required under applicable Law in connection with the Second Step Merger. The Second Step Merger shall become effective at the later of the time the applicable certificates or articles of merger are duly filed with the Secretary of State of the State of Nevada and the Secretary of State of the State of Delaware, or at such later time as Parent and the Company shall agree and specify in such certificates or articles of merger in accordance with applicable Law (the “Second Effective Time”). References to the “Effective Time” in this Agreement without further qualification shall refer to the Second Effective Time.

Section 1.04. Organizational Documents of the Surviving Entities.

(a) At the First Effective Time, the certificate of formation of the Company, as in effect immediately prior to the First Effective Time, shall, by virtue of the First Step Merger, be amended and restated in its entirety, in the form set forth in Exhibit A, and as so amended and restated shall be the certificate of formation of the Intermediate Surviving Company until the Second Effective Time. At the Second Effective Time, the articles of incorporation of Parent, as in effect immediately prior to the Second Effective Time, shall be the articles of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. Each of the Company, Merger Sub and Parent shall take all action necessary to carry out the actions contemplated by this Section 1.04(a).

(b) The limited liability company agreement of the Company, as in effect immediately prior to the First Effective Time, shall, by virtue of the First Step Merger, be amended and restated in its entirety, in the form set forth in Exhibit B (the “Intermediate Surviving Company LLC Agreement”), and as so amended and restated shall be the limited liability company agreement of the Intermediate Surviving Company, until the Second Effective Time. The bylaws of Parent, as in effect immediately prior to the Second Effective Time, shall be the bylaws of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law. Each of the Company, Merger Sub and Parent shall take all action necessary to carry out the actions contemplated by this Section 1.04(b).

Section 1.05. Managers, Directors and Officers of the Surviving Company. Subject to Sections 1.1 and 1.2 of the Investor Rights Agreement, the directors or managers, as the case may be, of Parent immediately prior to the Effective Time shall continue to be the directors or managers, as the case may be, of the Surviving Company, in each case until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Parent immediately prior to the Effective Time shall continue to be the officers of the Surviving Company, in each case until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. Each of the Company, Merger Sub and Parent shall take all action necessary to implement the provisions of this Section 1.05.

ARTICLE II.

CONVERSION OF MEMBERSHIP INTERESTS; EXCHANGE OF CERTIFICATES

Section 2.01. Effect on Interests and Units.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any Person, upon the terms and subject to the conditions of this Agreement:

(i) Conversion of Merger Sub Interests. Each membership interest in Merger Sub issued and outstanding immediately prior to the First Effective Time shall be converted into membership interests in the Intermediate Surviving Company, as such membership interests are provided for by the Intermediate Surviving Company LLC Agreement.

(ii) Cancellation of Certain Interests of the Company. All units of membership interest in the Company that are owned by the Company or any of its Subsidiaries (in each case, if any) immediately prior to the First Effective Time shall no longer be outstanding and shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Company Units. Subject to Section 2.03(b), all Company Units issued and outstanding immediately prior to the First Effective Time (other than any units or interests to be canceled in accordance with Section 2.01(a)(ii)) shall be converted into the right to receive the Merger Consideration, subject to adjustment pursuant to Section 2.05 as applicable. All such Company Units, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and Seller shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, subject to adjustment pursuant to Section 2.05 as applicable.

(b) At the Second Effective Time, by virtue of the Second Step Merger and without any action on the part of any Person, upon the terms and subject to the conditions of this Agreement, each membership interest in the Intermediate Surviving Company issued and outstanding immediately prior to such effective time of the Second Step Merger (all of which will be held by Parent as a result of the First Step Merger) shall be cancelled and extinguished.

Section 2.02. Transfer Agent. Parent has previously engaged Equiniti Trust Company, LLC (or one of its Affiliates) to act as the transfer agent (the “Transfer Agent”) for the shares of Parent Common Stock.

Section 2.03. Distribution of Initial Merger Consideration.

(a) Issuance of Initial Merger Consideration. At the Effective Time, (i) Parent shall issue, or shall instruct the Transfer Agent to issue, to Seller certificates or evidence of shares in book-entry form representing the shares of Parent Common Stock to be issued as part of the Initial Merger Consideration, and (ii) Parent shall pay, or cause to be paid, to Seller the Estimated Cash Consideration by wire transfer of immediately available funds to the account designated in writing by Seller to Parent prior to the Closing Date.

(b) Initial Merger Consideration. Upon the cancellation of the Company Units at the Effective Time in accordance with Section 2.01, Seller shall be entitled to receive in exchange therefor the Initial Merger Consideration which Seller has the right to receive pursuant to Section 2.01.

Section 2.04. Withholding Rights. Each of Parent, Seller, the Surviving Company, and the Transfer Agent (without duplication) shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the amounts otherwise payable pursuant to this Agreement such Taxes as may be required to be deducted and withheld with respect to the making of such payments under applicable Law. Parent, Seller, the Surviving Company, and the Transfer Agent, as the case may be, shall reasonably cooperate with the Company to minimize any such deduction or withholding. Subject to applicable Law, and without limiting the foregoing, the applicable withholding party may sell a portion of the Parent Common Stock otherwise payable to any Person pursuant to this Agreement in order to make any deduction or withholding that is required to be made under applicable Law with respect to amounts payable to such Person. Amounts or securities deducted and withheld pursuant to this Section 2.04 and paid over to the appropriate Governmental Authority shall be treated for all purposes of this Agreement as having been paid or delivered to the Person in respect of which such deduction and withholding was made.

Section 2.05. Post-Closing Adjustment.

(a) Estimated Closing Statement. No later than three (3) Business Days prior to the Closing Date, Seller has prepared or has caused to be prepared and delivered to Parent a statement attached hereto as Annex II (the “Estimated Closing Statement”), setting forth Seller’s good faith calculation of (i) Estimated Excess Closing Cash, (ii) Estimated Closing Indebtedness, (iii) Estimated Closing Transaction Expenses, (iv) Estimated Closing Net Working Capital and (v) based on such estimates, the Estimated Aggregate Consideration resulting therefrom. The Parties acknowledge that each of the amounts set forth in the Estimated Closing Statement is accompanied by reasonable supporting detail and work papers and prepared in accordance with (x) the definitions of Available Cash, Indebtedness, Transaction Expenses and Net Working Capital, as applicable, and (y) the Accounting Principles.

(b) Closing Statement.

(i) As soon as reasonably practicable after the Closing Date, but no later than one hundred fifty (150) days thereafter, Parent shall prepare and deliver (or shall cause to be prepared and delivered) to Seller a statement (the “Closing Statement”) setting forth Parent’s good faith calculation of (i) the Excess Closing Cash, (ii) the Closing Indebtedness, (iii) Closing Transaction Expenses, (iv) the Closing Net

Working Capital, (v) based on such calculations, the Final Aggregate Consideration and (vi) the Post-Closing Adjustment Amount resulting therefrom. The Closing Statement shall be accompanied by reasonable supporting detail and work papers and prepared in accordance with (x) the definitions of Available Cash, Indebtedness, Transaction Expenses and Net Working Capital, as applicable, and (y) the Accounting Principles. Notwithstanding anything to the contrary in this Agreement, each component used in the calculation of the Post-Closing Adjustment Amount (including Excess Closing Cash, Closing Indebtedness, Closing Transaction Expenses and Closing Net Working Capital) shall be calculated without duplication, and no item of asset, liability, revenue, expense, obligation or other amount shall be included (in whole or in part) in more than one component of the Post-Closing Adjustment Amount.

(ii) Following receipt of the Closing Statement, Seller and its Representatives shall be given reasonable access, during normal business hours in a manner that does not disrupt the Company Group’s or Parent operations in any material respects, to the books and records (including work papers, schedules, and calculations) of the Company Group to the extent reasonably related to the preparation of the Closing Statement. If within forty-five (45) days after receipt of the Closing Statement (the “Review Period”), Seller has any good faith objections to Parent’s calculations as set forth in the Closing Statement, then Seller may deliver written notice (a “Dispute Notice”) to Parent setting forth any such objections, along with reasonable supporting details, and the amount(s) in dispute (the proposed adjustment(s) or disputed item(s) to which Seller objects are referred to herein as the “Disputed Amounts”). If Seller does not provide a Dispute Notice with respect to any such amounts prior to the expiration of the Review Period, any such amounts not so objected to will be final, binding, non-appealable, and conclusive on the Parties.

(iii) If Seller delivers a Dispute Notice to Parent prior to the expiration of the Review Period, then Seller and Parent will negotiate in good faith to resolve the Disputed Amounts for thirty (30) days following Parent’s receipt of the Dispute Notice (or such longer period as may be agreed to in writing by Parent and Seller, the “Negotiation Period”). If, during the Negotiation Period, Seller and Parent are able to resolve any Disputed Amounts, then such agreed upon amounts will become final, binding, non-appealable, and conclusive on the Parties.

(iv) If a final resolution is not obtained within the Negotiation Period, Parent and Seller will retain, within fifteen (15) days following the expiration of the Negotiation Period, for the benefit of all the Parties a nationally recognized independent public accounting or advisory firm that has proven experience in resolving the matters related to the Disputed Amounts and that is mutually agreed to by Parent and Seller (such mutually agreed to public accounting firm, the “Independent Accountant”) to resolve any remaining Disputed Amounts. If the Independent Accountant is retained, then (A) Parent and Seller will each submit to the Independent Accountant in writing, not later than fifteen (15) days after the Independent Accountant is retained, their respective positions with respect to the Disputed Amounts, together with such supporting documentation as they deem necessary or as the Independent Accountant requests, and (B) the Independent Accountant will, within thirty (30) days after receiving the positions of Parent and Seller and all supplementary supporting documentation requested by the Independent Accountant (or such longer period as may be agreed to by Parent and Seller, if requested by the Independent Accountant), render its decision as to the Disputed Amounts in a written report, which decision will be final, binding, non-appealable, and conclusive on the Parties absent manifest error. Neither Parent nor Seller will have or conduct any communication, either written or oral, with the Independent Accountant without such other Party being present, and such other Party shall receive a concurrent copy of any written communication of the Independent

Accountant with the other Party. Parent and Seller, and their respective Representatives, will cooperate reasonably with the Independent Accountant during its engagement and respond on a timely basis to all requests for information or access to documents or personnel made by the Independent Accountant, all with the intent to fairly, reasonably and in good faith resolve all Disputed Amounts as promptly as reasonably practicable. In resolving any disputed item, the Independent Accountant (w) for each line item under dispute, may not assign a value to any such line item greater than the greatest value for such item claimed by either Parent or Seller, or less than the lowest value for such item claimed by either Parent or Seller, in each case, as presented to the Independent Accountant, absent manifest error or Fraud upon determination of such values by either of the Parties, (x) will be bound by the principles set forth in this Agreement, (y) will act as an expert and not as an arbitrator, and (z) will limit its review to matters specifically set forth in the Dispute Notice (including reasonable supporting material submitted along therewith) and will not conduct any independent review. Subject to the following sentence, the costs of any dispute resolution pursuant to this Section 2.05(b), including the fees and expenses of the Independent Accountant and of any enforcement of the determination thereof, shall be borne by the Party whose aggregate final positions claimed for all line items are further from the aggregate final determinations of the Independent Accountant (measured by the aggregate Dollar value of all Disputed Amounts as finally determined by the Independent Accountant compared to the aggregate Dollar value of all Disputed Amounts as claimed by each Party in its respective positions). Notwithstanding the foregoing, the fees and disbursements of the Representatives of each Party incurred in connection with their preparation or review of the Closing Statement and preparation or review of any Dispute Notice, as applicable, shall be borne by such Party.

(v) If a Party fails to comply with, make any payment required by, or otherwise perform in accordance with the Independent Accountant’s determination within the time period specified herein, the other Party may seek and obtain entry of judgment, specific performance, injunctive relief, or any other appropriate remedy from any court of competent jurisdiction (or, if applicable, may commence arbitration solely for the purpose of enforcing such determination). For the avoidance of doubt, such court proceeding or arbitration shall be limited solely to enforcement of the Independent Accountant’s determination and shall not permit any Party to re-litigate, challenge, modify, or appeal the merits of the disputed items or the Independent Accountant’s determination.

(c) Settlement.

(i) If the Post-Closing Adjustment Amount is greater than or equal to zero, then promptly (but in any event within five (5) Business Days) after the date the Post-Closing Adjustment Amount is finally determined pursuant to this Section 2.05, Parent shall pay to Seller, by wire transfer of immediately available funds to an account designated by Seller, an amount in cash equal to the absolute value of the Post-Closing Adjustment Amount and in no event shall Parent issue any additional shares of Parent Common Stock in respect thereof. Seller’s sole and exclusive remedy for any Post-Closing Adjustment Amount that is greater than or equal to zero shall be the payment of cash pursuant to this Section 2.05(c)(i). Upon such payment pursuant to this Section 2.05(c)(i), none of Parent, the Surviving Company or any of their respective Affiliates shall have any further liability arising out of this Section 2.05.

(ii) If the Post-Closing Adjustment Amount is less than zero, then promptly (but in any event within five (5) Business Days) after the date the Post-Closing Adjustment Amount is finally determined pursuant to this Section 2.05, Seller shall pay to Parent, by wire transfer of immediately available funds to an account designated by Parent, an amount in cash equal to the absolute value of the Post-Closing Adjustment Amount. Parent’s sole and exclusive remedy for any Post-Closing Adjustment Amount that is less than zero shall be the cash payment from Seller pursuant to this Section 2.05(c)(ii). Upon such payment of cash pursuant to this Section 2.05(c)(ii), neither Seller nor its Affiliates shall have any further liability arising out of this Section 2.05.

Section 2.06. No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. After aggregating all fractional shares of the same class and series issuable to Seller, any number of shares of Parent Common Stock issuable, deliverable or otherwise calculated pursuant to this Agreement that is not a whole number shall be rounded down to the nearest whole share.

Section 2.07. Nasdaq Share Cap. Notwithstanding anything to the contrary in this Agreement, the shares of Parent Common Stock issued to Seller at the Closing shall not result in the acquisition of beneficial ownership of Parent Common Stock in excess of the Common Stock Consideration Cap, representing 19.99% of the total number of shares of Parent Common Stock outstanding immediately prior to the First Effective Time.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company, as of the date hereof, except as disclosed in the Parent SEC Documents prior to the date of this Agreement, and excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, as follows:

Section 3.01. Organization; Standing and Power.

(a) Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the applicable Law of its jurisdiction of organization. Each of Parent and Merger Sub has all requisite corporate or limited liability company power, as applicable, and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business and operations as currently conducted. Each of Parent and Merger Sub has made available to the Company true and complete copies of the Organizational Documents of Parent and Merger Sub, as applicable and in each case as amended through, and in full force and effect as of, the date of this Agreement, and neither Parent nor Merger Sub is in violation of any provision of its Organizational Documents, other than such violations that, individually or in the aggregate, would not reasonably be expected to be material to Parent or Merger Sub, as applicable.

(b) Each of Parent and Merger Sub is duly qualified to do business and is in good standing (or its equivalent status) in each jurisdiction in which it conducts business or in which the nature of its business or the ownership or leasing of its properties makes such qualification or good standing necessary, other than as would not, individually or in the aggregate, be material to Parent or Merger Sub.

Section 3.02. Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform its obligations thereunder and to consummate the Transactions. The execution and delivery by each of Parent and Merger Sub of each Transaction Document to which it is or is contemplated to be a party and the consummation by each of Parent and Merger Sub of the Transactions have been duly authorized by the Boards of Directors of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the Transaction Documents to which it is or is contemplated to be a party or the consummation of the Transactions. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other Parties, this Agreement constitutes its legal, valid and binding obligation, enforceable against Parent and Merger Sub in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). Upon the execution and delivery by each of Parent and Merger Sub of each other Transaction Document to which it is or is contemplated to be a party and, assuming due authorization, execution and delivery by the other Parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

Section 3.03. No Conflicts; Governmental Approvals.

(a) The execution and delivery by each of Parent and Merger Sub of each Transaction Document to which it is a party does not, the execution and delivery by each of Parent and Merger Sub of each Transaction Document to which it is contemplated to be a party will not, and the consummation by each of Parent and Merger Sub of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub under any provision of (i) the Organizational Documents of Parent or Merger Sub, or (ii) subject to the filings, Consents and other matters referred to in Section 3.03(b), any Governmental Order or Law applicable to Parent or Merger Sub or their respective properties or assets, other than, in the case of clause (ii) above, any such item that, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) No action by (including any notification to, authorization by, Consent or approval of, or receipt of any Governmental Approval or Permit of), or in respect of, or filing with, any Governmental Authority is required by or on behalf of Parent or Merger Sub or in respect of Parent or Merger Sub, or in connection with, (a) the valid and lawful authorization, execution, delivery and performance by Parent and Merger Sub of this Agreement or any Transaction Document to which it is (or with respect to Transaction Documents to be entered into at the Closing, will be) a party or (b) the consummation of the Transactions, except for (i) filings under the HSR Act, (ii) filing of the First Certificate of Merger and the Second Certificates of Merger with the Secretaries of State of the States of Delaware and Nevada, as applicable, (iii) the Canadian Regulatory Notifications and a post-Closing notification filing under the Investment Canada Act, and (iv) such actions or filings that the failure to take or make, as the case may be, would not, individually or in the aggregate, be material to Parent or Merger Sub.

Section 3.04. Certain Arrangements. Other than the Transaction Documents and the Confidentiality Agreement, there are no Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) between (a) Parent, Merger Sub, or any of their Affiliates, on the one hand, and any member of the Company’s management or any beneficial owner of Company Units, on the other hand, that relate in any way to the Company, the Company Business, or its Subsidiaries, or the Transactions or (b) Parent, Merger Sub, or any of their Affiliates, on the one hand, and any beneficial owner of Company Units, on the other hand, pursuant to which such beneficial owner would be entitled to receive value or consideration of a different amount or nature than the Merger Consideration or pursuant to which such beneficial owner agrees to vote to approve the Merger. Except for obligations incurred in connection with its organization and the transactions contemplated hereby, Merger Sub has neither incurred any Liabilities nor engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any Person.

Section 3.05. Brokers. Other than D.A. Davidson & Co. (the fees, commissions and expenses of which Seller and the Company shall have no Liability to pay), no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 3.06. SEC Documents.

(a) Parent has timely filed with or furnished to (as applicable) all reports, schedules, forms, statements and other documents required to be filed or furnished (as applicable) by Parent with the SEC pursuant to the Exchange Act and the Securities Act on or prior to the date of this Agreement (collectively, the “Parent SEC Documents”). True, correct, and complete copies of all the Parent SEC Documents are publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system. As of their respective dates or, if amended prior to the date of this Agreement, as of the date of the last such amendment, the Parent SEC Documents (i) were prepared in all material respects in accordance with the requirements of the Exchange Act or the Securities Act, as the case may be, applicable to such Parent SEC Documents and (ii) did not, at the time they were filed, or, if amended prior to the date of this Agreement, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Parent SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent SEC Documents.

(b) The consolidated financial statements (including all related notes thereto) of Parent included in the Parent SEC Documents (if amended, as of the date of the last such amendment filed prior to the date of this Agreement) (the “Parent SEC Financial Statements”) comply in all material respects as to form with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The Parent SEC Financial Statements fairly present, in all material respects, the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to the absence of information or notes not required by GAAP to be included in interim financial statements), all in conformity with GAAP (except as permitted by Regulation S-X or, with respect to pro forma information, subject to the qualifications stated therein) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c) Except for matters reflected or reserved against in the unaudited balance sheet of Parent dated as of July 31, 2026 contained in the Parent SEC Documents filed prior to the date hereof (including in the notes thereto) (the “Parent Balance Sheet”), neither Parent nor any of its Subsidiaries has any material Liabilities of a nature that would have been required to be disclosed on the face of the Parent Balance Sheet in accordance with GAAP and that would reasonably be expected to have a Parent Material Adverse Effect, except for obligations and liabilities that: (i) are incurred in connection with the transactions contemplated by this Agreement; or (ii) would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger.

Section 3.07. Listing. Not less than fifteen (15) calendar days prior to the date of this Agreement, Parent submitted to Nasdaq a Listing of Additional Shares Notification Form with respect to the shares of Parent Common Stock issued as Merger Consideration.

Section 3.08. Valid Issuance. The shares of Parent Common Stock to be issued as Merger Consideration have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and will be free and clear of all Liens and preemptive rights, other than restrictions on transfer arising under applicable securities Laws, this Agreement and the Investor Rights Agreement.

Section 3.09. Vote Required. No vote or approval of the holders of any class or series of capital stock of Parent is required under Nasdaq Listing Rule 5635, applicable Law or the Organizational Documents of Parent to approve this Agreement or to consummate the Transactions, including the issuance of the Merger Consideration.

Section 3.10. Absence of Certain Changes. Since the date of the Parent Balance Sheet, Parent has conducted its business in all material respect in the Ordinary Course of Business and there has been no Parent Material Adverse Effect.

Section 3.11. Independent Investigation.

(a) Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise), or assets of the Company Group, and each acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company Group for such purpose. Each of Parent and Merger Sub has relied solely upon its own investigation and the express representations and warranties set forth in Article IV and Article V of this Agreement (including the related portions of the Company Disclosure Letter) or in any certificate or agreement delivered pursuant to this Agreement, including, for the avoidance of doubt, the Seller Parent Guaranty.

(b) In connection with the due diligence investigation of the Company Group by Parent and Merger Sub, Parent and Merger Sub have received from Seller, the Company Group, its Affiliates and their respective Representatives certain projections, forecasts, estimates, plans, or budgets of future revenue, expenses, or expenditures, future results of operations, future cash flows, or the future financial condition of the Company Group, Seller or the future business, operations, or affairs of the Company Group or Seller. Such projections, forecasts, estimates, plans, or budgets of future revenue, expenses, or expenditures, future results of operations, future cash flows, or the future financial condition of the Company Group, Seller or the future business, operations, or affairs of the Company Group or Seller shall not be deemed to be or include representations or warranties unless and to the extent any such other representation, warranty, statement or other information are expressly set forth in Article IV and Article V of this Agreement (including the related portions of the Company Disclosure Letter) or in any certificate delivered pursuant to this Agreement, including, for the avoidance of doubt, the Seller Parent Guaranty.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Letter, the Company hereby represents and warrants to Parent, as of the date hereof, as follows:

Section 4.01. Organization, Standing and Power.

(a) The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite corporate or limited liability company power, as applicable, and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business and operations as currently conducted and as currently proposed to be conducted. The Company has made available to Parent true and complete copies of the Organizational Documents of the Company as amended through, and in full force and effect as of, the date of this Agreement, and the Company is not in violation of any provision of its Organizational Documents.

(b) Each Company Subsidiary is duly organized, validly existing and in good standing (or its equivalent status) under the Laws of the jurisdiction in which it is organized, except for any failure to be duly organized, validly existing or in good standing that, would not, individually or in the aggregate, be material to the Company. Each Company Subsidiary has all requisite power and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business as currently conducted and as currently proposed to be conducted, except for any failure to have such power or authority that would not, individually or in the aggregate, be material to the Company. The Company has made available to Parent true and complete copies of the Organizational Documents of each Company Subsidiary, in each case as amended through, and in full force and effect as of, the date of this Agreement, and no Company Subsidiary is in violation of any provision of its Organizational Documents.

(c) The Company and each Company Subsidiary is duly qualified to do business and is in good standing (or its equivalent status) in each jurisdiction in which it conducts business or in which the nature of its business or the ownership or leasing of its properties makes such qualification or good standing necessary, except for any failure to be so qualified or in good standing that would not, individually or in the aggregate, be material to the Company.

Section 4.02. Capitalization; Subsidiaries.

(a) Immediately prior to the Effective Time, one hundred percent (100%) of the Company Units are owned by Seller. The Company Units constitute all of the issued and outstanding Equity Interests in the Company. There are no Equity Interests in the Company issued or outstanding other than as set forth on Section 4.02(a) of the Company Disclosure Letter. All of the Company Units are fully paid and non-assessable, duly authorized and validly issued pursuant to the Organizational Documents of the Company.

(b) Except as set forth in Section 4.02(b) of the Company Disclosure Letter: (i) there are no outstanding obligations, preemptive rights, options, warrants, put, call, purchase rights, subscription rights, conversion rights, convertible instruments, exchange rights or other rights, arrangements, securities, Contracts, agreements or commitments of any kind directly or indirectly relating to Equity Interests in the Company or obligating the Company to issue or sell, or make a payment the value of which is measured by reference to, any issued or unissued Equity Interests therein and there are no Equity Interests in the Company reserved for issuance for any purpose; (ii) the Company has no contractual obligations (contingent or otherwise) to repurchase, redeem or otherwise acquire any Equity Interests therein or to provide funds to or make any form of investment in any other Person; (iii) there are no trusts (including voting trusts), equityholder agreements, registration rights agreements, proxies or other agreements, arrangements or understandings of any kind with respect to the voting or transfer of any Equity Interests in the Company; (iv) there are no equity appreciation, restricted stock, phantom equity, profit participation or other compensatory equity or equity-based plans or programs in effect with respect to or measured by reference to Equity Interests in the Company and the Company has no contractual obligation to grant, issue or award any such incentive Equity Interests to any Person; (v) none of the issued and outstanding Equity Interests in the

Company have been issued in violation of any preemptive rights, rights of first refusal, put or call rights or obligations or anti-dilution rights, or in violation of the Securities Act or any other applicable securities laws; and (vi) there have not been any claims by any current or former holders of Equity Interests in the Company against or involving the Company with respect to any equity or debt interests in the Company. The Company is not under any obligation to register under the Securities Act any of the Company Units.

(c) Section 4.02(c) of the Company Disclosure Letter sets forth, as of immediately prior to the Effective Time, a true and complete list of each Company Subsidiary, including for each such Company Subsidiary: (i) such Company Subsidiary’s name and organizational type; (ii) such Company Subsidiary’s jurisdiction of incorporation or organization; (iii) the number and type of Equity Interests issued and outstanding for such Company Subsidiary; and (iv) the direct owner(s) of such Company Subsidiary. All Equity Interests in each Company Subsidiary are owned directly or indirectly by the Company, free and clear of all Liens, except for restrictions on transfer in the Organizational Documents of such Company Subsidiary. All Equity Interests of each Company Subsidiary are duly authorized and validly issued, fully paid and non-assessable. Except as set forth in Section 4.02(c) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary directly or indirectly owns or otherwise holds any Equity Interests of any other Person, and neither the Company nor any Company Subsidiary has any right or obligation (including contingent right or obligation) to obtain any such Equity Interests. Except as set forth in Section 4.02(c) of the Company Disclosure Letter: (i) there are no outstanding obligations, preemptive rights, options, warrants, put, call, purchase rights, subscription rights, conversion rights, convertible instruments, exchange rights or other rights, arrangements, securities, Contracts, agreements or commitments of any kind directly or indirectly relating to Equity Interests in any Company Subsidiary or obligating any such Company Subsidiary to issue or sell, or make a payment the value of which is measured by reference to, any issued or unissued Equity Interests therein, and there are no Equity Interests in any Company Subsidiary reserved for issuance for any purpose; (ii) no Company Subsidiary has any contractual obligations (contingent or otherwise) to repurchase, redeem, or otherwise acquire any Equity Interests therein or to provide funds to or make any form of investment in any other Person; (iii) there are no trusts (including voting trusts), equityholder agreements, registration rights agreements, proxies, or other agreements, arrangements or understandings of any kind with respect to the voting or transfer of any Equity Interests in any Company Subsidiary, (iv) there are no equity appreciation, restricted stock, phantom equity, profit participation, or other compensatory equity or equity-based plans or programs in effect with respect to or measured by reference to Equity Interests in any Company Subsidiary and no such Company Subsidiary has any contractual obligation to grant, issue, or award any such incentive Equity Interests to any Person; (v) none of the issued and outstanding Equity Interests of any Company Subsidiary have been issued in violation of any preemptive rights, rights of first refusal, put or call rights or obligations or anti-dilution rights, or in violation of the Securities Act or any other applicable securities laws; and (vi) there have not been any claims by any current or former holders of Equity Interests in any Company Subsidiary against or involving such Company Subsidiary with respect to any equity or debt interests in such Company Subsidiary. The Company is not under any obligation to register under the Securities Act any of the Equity Interests in any Company Subsidiary.

Section 4.03. Authorization; Enforceability.

(a) The Company has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform its obligations thereunder and to consummate the Transactions to which it is a party. The execution and delivery by the Company of each Transaction Document to which it is or is contemplated to be a party and the consummation by the Company of the Transactions to which it is a party have been duly authorized by Seller and the Board of Directors or other governing body of the Company and no other corporate proceeding on the part of the Company is necessary to authorize the Transaction Documents to which it is or is contemplated to be a party or the consummation of the Transactions. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other Parties, this Agreement constitutes its legal, valid and binding obligation, enforceable against the Company in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies). Upon the execution and delivery by the Company of each other Transaction Document to which it is or is contemplated to be a party, and, assuming due authorization, execution and delivery by the other Parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

Section 4.04. Governmental Approvals.

(a) No action by (including any notification to, authorization by, Consent or approval of, or receipt of any Governmental Approval or Permit of), or in respect of, or filing with, any Governmental Authority is required by or on behalf of the Company or in respect of the Company, or in connection with, (i) the valid and lawful authorization, execution, delivery and performance by the Company of this Agreement or any Transaction Document to which it is (or with respect to Transaction Documents to be entered into at the Closing, will be) a party or (ii) the consummation of the Transactions, except in each case for (A) filings under the HSR Act or Governmental Approval under or required by any other applicable Laws set forth on Section 4.04(a) of the Company Disclosure Letter, (B) filing of the First Certificate of Merger and the Second Certificates of Merger with the Secretaries of State of the States of Delaware and Nevada, as applicable, (C) the Canadian Regulatory Notifications and (D) such actions or filings that the failure to take or make, as the case may be, would not, individually or in the aggregate, be material to the Company.

(b) Neither the aggregate value of the assets in Canada that are owned by the Company Group, nor the gross revenues from sales in, from or into Canada generated by the Company Group, exceeds CAD $93,000,000, all as determined in accordance with Part IX of the Competition Act (Canada) and the Notifiable Transactions Regulations thereunder.

Section 4.05. Noncontravention. Except as set forth on Section 4.05 of the Company Disclosure Letter, neither the authorization, execution, delivery or performance by the Company of this Agreement or any Transaction Document to which it is (or with respect to Transaction Documents to be entered into at the Closing, will be) a party, nor the consummation of the Transactions, will:

(a) result in any material breach or violation of, or constitute a material default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, any applicable Law, Governmental Order or Permit applicable to the Company, any Company Subsidiary or their respective properties or assets or the Company Business;

(b) conflict with, result in a breach or violation of, or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, the Organizational Documents of the Company or any Company Subsidiary;

(c) conflict with, result in a breach or violation of, or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in termination (or a right of termination or cancellation) of, or accelerate the performance required by, or give rise to a right of payment under, or result in a loss of any right under, any of the terms, conditions or provisions of any Contract to which the Company or any Company Subsidiary is a party, or by which any of their respective properties or assets or the Company Business is bound, except for any such matters that, individually or in the aggregate, would not reasonably be expected to be material to the Company or any Company Subsidiary taken as a whole; or

(d) result in the creation of any Lien on any Company Assets or the Company Units, except for any such Lien that, individually or in the aggregate, would not reasonably be expected to be material to the Company or any Company Subsidiary taken as a whole.

Section 4.06. Financial Matters; Undisclosed Liabilities.

(a) Financial Statements. Attached to Section 4.06(a) of the Company Disclosure Letter are the true, complete and correct copies of each of the following (the “Financials”): (i) the audited balance sheet of the Company Group as of December 31, 2024 and December 31, 2025 and the related audited statements of members’ equity, and income and cash flows for the fiscal years then ended, and (ii) the unaudited balance sheet of the Company Group as of September 30, 2026 (the “Balance Sheet Date”, and such balance sheet, the “Most Recent Balance Sheet”), and the related unaudited statements of members’ equity, and income and cash flows for the nine (9) months then ended (together with the Most Recent Balance Sheet, the “Most Recent Financials”). The Financials have been derived from the books and records of the Company Group, have been prepared in accordance with GAAP and fairly present, in all material respects, the financial position and results of the operations of the Company Group as of the dates and for the periods referred to therein (subject, in the case of the unaudited Financials, to the absence of footnotes and to normal year-end adjustments required by GAAP).

(b) Financial Controls. The Company Group has established, maintained and adhered to a system of internal controls designed and intended to provide reasonable assurances that (i) transactions receipts and expenditures of the Company Group are being executed and made only in accordance with appropriate authorizations of management, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP, and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company Group, (iv) that the amount recorded for assets on the books and records of the Company Group are compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) that accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. There has never been (1) any deficiency or weakness in any system of internal accounting controls used by the Company Group, (2) any Fraud or other wrongdoing that involves any of the management or other employees of the Company Group who have a role in the preparation of the financial statements or the internal accounting controls used by the Company Group, or (3) any claim or allegation regarding any of the foregoing.

(c) Undisclosed Liabilities. The Company Group does not have any Liabilities except for (i) Liabilities expressly set forth in the face of the Financials, (ii) Liabilities that have arisen since the Balance Sheet Date in the Ordinary Course of Business, or (iii) any other Liabilities that would not, individually or in the aggregate, reasonably be expected to be material to the Company or any Company Subsidiary taken as a whole. No member of the Company Group is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” or similar Contract where the purpose is to avoid disclosure of any material transaction involving, or material liabilities of, any member of the Company Group.

(d) PPP Loans. Each member of the Company Group has repaid in full all paycheck protection program promissory notes, plus any related accrued and unpaid interest, fees, and prepayment premiums or penalties, if any, received pursuant to the CARES Act or any similar applicable federal, state, or local Law.

Section 4.07. Absence of Certain Changes or Events. Except as set forth on Section 4.07 of the Company Disclosure Letter, since July 31, 2026:

(a) there has not been a Company Material Adverse Effect or any effect, change, event or occurrence that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect;

(b) except in connection with execution and performance of this Agreement, the other Transaction Documents or the Transactions, and the discussions and negotiations related thereto, the Company Business has been carried on and conducted in all material respects in the Ordinary Course of Business; and

(c) no member of the Company Group has:

(i) (A) issued, granted, transferred, encumbered, split, combined, subdivided, reclassified, sold, redeemed, or otherwise disposed of or acquired any Equity Interests of any member of the Company Group, (B) established a record date for, approved, declared, set aside for payment or paid any dividends or made any other distributions in respect of Equity Interests of any member of the Company Group, or (C) adopted a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization, or effected any reclassification, stock split or combination or similar change in capitalization;

(ii) modified, amended or waived any material term under the Organizational Documents of any member of the Company Group;

(iii) sold, transferred, licensed, leased, subleased, or otherwise disposed of, including by entering or terminating any lease with respect to, in a single transaction or a series of related transactions, directly or indirectly, any interests in real property owned or leased by a member of the Company Group or otherwise used in the conduct of the Company Business, except in the Ordinary Course of Business;

(iv) sold, transferred or otherwise disposed of, including by entering any license with respect to, in a single transaction or a series of related transactions, any tangible property or asset, including any Inventory (other than, for the avoidance of doubt, sales, transfers or dispositions of Inventory in the Ordinary Course of Business) of the Company Business, except for dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of the Company Business;

(v) acquired (by merger, consolidation, acquisition of stock or assets, or otherwise), in a single transaction or a series of related transactions, any corporation, partnership, or other business organization or Person or any property or assets of any Person, other than acquisitions of inventory, equipment, or other similar assets in the Ordinary Course of Business;

(vi) sold, assigned, transferred, subjected to any Lien (other than a Company Permitted Lien), leased, licensed, canceled, abandoned, failed to maintain or enforce, or allowed to lapse or expire, or otherwise disposed of any Company Intellectual Property, or taken any action or failed to take any action, if such action or failure to take any such action would reasonably be likely to result in the loss, lapse, abandonment, invalidity or unenforceability of any Company Intellectual Property, in each case, except for the disposal of any Company Registered Intellectual Property at the end of its statutory life or non-exclusive licenses or sublicenses granted in the Ordinary Course of Business, or actions taken in the Ordinary Course of Business to maintain, protect, or enforce Company Intellectual Property;

(vii) modified in any material respect any of its policies related to Privacy and Data Security Requirements, or any administrative, technical, or physical safeguards related to privacy or data security of any member of the Company Group, except (A) to remediate any security issue, (B) to enhance data security or integrity, (C) to comply with Privacy and Data Security Requirements, or (D) as otherwise directed or required by a Governmental Authority;

(viii) entered into, negotiated, modified or terminated or agreed to enter into, negotiate, modify or terminate any Labor Agreement;

(ix) other than as expressly required by any Company Benefit Plan or Canada Benefit Plan, (A) entered into, adopted, established, terminated, or materially amended, any Company Benefit Plan or Canada Benefit Plan (other than entry into at-will offer letters with new Company Employees in the Ordinary Course of Business consistent with past practice); (B) granted any deferred compensation, change in control, transaction, retention, sale bonus or similar compensatory arrangement; (C) taken any action to accelerate the vesting or payment, or otherwise fund or segregate payment of, any compensation or benefit under any Company Benefit Plan; or (D) hired, engaged or terminated (other than for cause or disability) any employee or individual independent contractor earning an annual base compensation of at least $200,000;

(x) increased the compensation or benefits of any former or current Company Employee or individual independent contractor, other than with respect to increases made in the Ordinary Course of Business for employees whose annual base compensation would not exceed $200,000;

(xi) incurred any Indebtedness, guaranteed or otherwise become contingently liable for any Indebtedness of another Person, or entered into any “keep well” or other agreement to maintain any financial statement condition of another Person;

(xii) encumbered or subjected material Company Assets to any Liens other than Company Permitted Liens;

(xiii) (A) made any loan, advance or capital contribution to, or investment in, any Person, or (B) authorized or made any capital expenditure in an amount, individually or in the aggregate, in excess of $500,000 in any fiscal year, in the case of each of clauses (A) and (B), except as in response to any bona fide casualty loss or property damage;

(xiv) made any material change in its financial accounting methods, principles and practices in effect on the Balance Sheet Date in any material respect, except as may be required by a change in GAAP after the date hereof;

(xv) (A) made, changed or revoked any material Tax election (including any “domestic use election” pursuant to Treasury Regulations Section 1.1503(d)-6), (B) filed any material amended Tax Return, (C) settled or compromised any material Tax liability, (D) surrendered any right to claim a material Tax refund, (E) waived or extended any statute of limitations relating to any material Tax or material Tax Return, (F) entered into any voluntary disclosure agreement or program with any Governmental Authority implicating any material Taxes, (G) entered into any “closing agreement” as described in Section 7121 of the Code (or any similar agreement under state, local or foreign Law) with respect to a material Tax liability or (H) changed any material Tax accounting period or any method of Tax accounting;

(xvi) commenced any Action or compromised, settled, discharged, waived or come to an arrangement regarding any pending or threatened Action, except in each case that involve the payment of monetary damages which do not exceed $500,000 individually and do not involve equitable relief or other non-monetary obligations;

(xvii) engaged in or entered into any line of business unrelated in any material respect to the Company Business, or made any material change in the lines of business conducted by the Company Group as of immediately prior to the Effective Time;

(xviii) amended, extended, renewed or permitted to lapse any material insurance policy held by any member of the Company Group, or entered into new insurance policies binding on any member of the Company Group or the Company Business, except in either case on such terms and for such amounts as is consistent with past practice;

(xix) amended, modified, terminated, surrendered, allowed to lapse or failed to renew any material Permit, or taken any action, or failed to take any action, that would reasonably be expected to result in the revocation, suspension, lapse or non-renewal of any material Permit, other than renewals in the Ordinary Course of Business;

(xx) entered into, amended, accelerated, canceled, failed to exercise an expiring renewal option, granted a material waiver under or modified in any material respect, terminated or transferred to any person (other than another member of the Company Group) any Company Material Contract, or any Contract that would constitute a Company Material Contract if in effect as of immediately prior to the Effective Time;

(xxi) amended, modified or terminated any Lease Agreement or taken any action in violation thereof other than the expiration or renewal thereof in each case in accordance with its terms;

(xxii) engaged in, effectuated, or implemented any reduction in force, facility closure or mass layoff, or taken any other action that would trigger the WARN Act;

(xxiii) amended or otherwise entered into any Related Party Arrangement; or

(xxiv) authorized any of, or committed or agreed to take any of, the foregoing actions.

Section 4.08. Taxes. Except as set forth in Section 4.08 of the Company Disclosure Letter:

(a) All Tax Returns required to be filed by or on behalf of the Company Group have been timely and properly filed and each such Tax Return is true, correct and complete in all material respects. All Taxes owed by the Company Group, whether or not shown on any Tax Return as due, have been timely paid to the appropriate Governmental Authority, excluding any Taxes being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP. No member of the Company Group currently is the beneficiary of any extension of time within which to file any Tax Return or pay any Tax (other than any automatic extension of time to file a Tax Return obtained in the Ordinary Course of Business).

(b) No Liens for Taxes (other than Company Permitted Liens) exist with respect to any member of the Company Group or any of their respective assets.

(c) The unpaid Taxes of the Company Group (i) did not, as of the Balance Sheet Date, exceed the reserve for Tax Liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) do not exceed such reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company Group in filing their Tax Returns. Since the Balance Sheet Date, no member of the Company Group has incurred any Liability for Taxes other than in the Ordinary Course of Business.

(d) No audit or other Action with respect to Taxes or Tax Returns of any member of the Company Group is currently in progress or has been threatened in writing. No deficiency for any Taxes has been asserted or assessed by a Governmental Authority against any member of the Company Group that has not been settled, paid or withdrawn.

(e) No member of the Company Group has waived or extended any statute of limitations relating to any Tax or Tax Return, which waiver or extension is currently in effect.

(f) No member of the Company Group (i) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated U.S. federal income Tax Return (or similar state, local or foreign Tax Return) other than such a group the common parent of which was Seller, or (ii) has any Liability for the Taxes of any Person (including Seller and any of its Affiliates) other than any member of the Company Group under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by assumption, by Contract, by operation of Law or otherwise.

(g) No member of the Company Group is a party to or bound by any agreement or arrangement the primary purpose of which relates to Taxes (other than such an agreement or arrangement exclusively between or among members of the Company Group).

(h) No member of the Company Group, nor any of their respective Affiliates or predecessors by merger or consolidation, has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify in whole or in part for tax-free treatment under Section 355 of the Code or so much of Section 356 of the Code as relates to Section 355 of the Code (or any similar provisions of state, local or foreign Law).

(i) No member of the Company Group has been a party to or participated in any “reportable transaction,” as defined in Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b), and all transactions for which any member of the Company Group could otherwise be liable for any penalty under Section 6662 of the Code have been disclosed to the IRS.

(j) The Company Group has (i) collected and remitted all material amounts of sales, value added and similar Taxes required to be collected and remitted by the Company Group pursuant to applicable Law with respect to sales made or services provided to its customers and (ii) received and retained all required Tax exemption certificates and other documentation for any sales made or services provided without charging or remitting sales, value added or similar Taxes that qualify as exempt from sales, value added and similar Taxes.

(k) No claim has been made in writing to any member of the Company Group by a Governmental Authority in a jurisdiction where a member of the Company Group does not file Tax Returns that any member of the Company Group is or may be subject to taxation by or required to file a Tax Return in that jurisdiction.

(l) No member of the Company Group is subject to taxation in any country, other than the country in which it was organized, by virtue of having a permanent establishment (within the meaning of an applicable income Tax treaty) or other fixed place of business in such other country.

(m) Each member of the Company Group (i) has deducted and withheld from all employees, customers, independent contractors, creditors, members and any other applicable payees proper and accurate amounts for all taxable periods in compliance with all Tax withholding provisions of applicable federal, state, provincial, local and foreign laws, (ii) has remitted, or will remit on a timely basis, such amounts required to be remitted to the appropriate Governmental Authority and (iii) has complied in all material respects with all applicable Laws relating to the payment, reporting and withholding of Taxes.

(n) No member of the Company Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any: (i) change in method of accounting, use of the cash method, or use of an improper method of accounting, with respect to a taxable period (or portion thereof) ending on or prior to the Closing Date, including, without limitation, through the application of Section 481 or Section 263A of the Code (or corresponding provisions of state or non-U.S. income Tax Law) to transactions, events or accounting methods employed prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any similar agreement under state, local or foreign Law) executed prior to the Closing Date, (iii) intercompany transaction, deferred intercompany gain or loss (as described in Treasury Regulations Section 1.1502-13), excess loss account (as described in Treasury Regulations Section 1.1502-19) or any other item of income, gain, loss, deduction or credit that would be required to be taken into account under the Treasury Regulations under Section 1502 of the Code (or any similar transaction or provision under state, local or foreign Law) entered into or created prior to the Closing Date or recapture under Treasury Regulations Section 1.1503(d)-6 of dual consolidated losses that arose in a taxable period (or portion thereof) ending on or prior to the Closing Date, (iv) installment sale or open transaction disposition made prior to the Closing Date, (v) prepaid amount received or deferred revenue accrued prior to the Closing, (vi) “long-term contracts” that are subject to a method of accounting provided for in Section 460 of the Code entered into by any member of the Company Group on or prior to the Closing, (vii) election under, or application of, IRS Revenue Procedure 2004-34, Sections 451, 455 or 456 of the Code and the Treasury Regulations thereunder (or any corresponding or similar provision of state, local or non-U.S. Law), or any other prepaid amounts or advance payments received or accrued prior to the Closing Date, (viii) election under Section 965(h) of the Code, (ix) “global intangible low-taxed income” within the meaning of Section 951A of the Code attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date or (x) “subpart F income” within the meaning of Section 952 of the Code accruing on or prior to the Closing Date.

(o) No member of the Company Group is or will have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A) of the Code.

(p) Each member of the Company Group has complied in all material respects with applicable escheat, unclaimed property or similar Laws.

(q) The Company is properly classified as a “corporation” for all U.S. federal income tax purposes, and no election has been made (or is pending) to change such status.

(r) Other than the Canadian Subsidiary, no member of the Company Group: (i) is, or has ever been, formed, organized, a resident of or operated in any jurisdiction other than the United States or a State thereof; (ii) has ever held any equity interest in any Person that was formed, organized, a resident of, or operated in a jurisdiction other than the United States or a State thereof; or (iii) owns, or has ever owned, an interest in any controlled foreign corporation (as defined in Section 957 of the Code), passive foreign investment company (as defined in Section 1297 of the Code) or other entity that is or was a resident of or operated in any jurisdiction other than the United States or a State thereof.

(s) No member of the Company Group has (i) claimed or received any credits under Sections 7001 through 7005 of the Families First Coronavirus Response Act or Section 2301 of the CARES Act or other applicable Law, (ii) taken any additional depreciation pursuant to Section 2307 of the CARES Act, or (iii) extended any of the foregoing benefits under the American Rescue Plan Act of 2021 or other applicable Law.

(t) No member of the Company Group has ever experienced an “ownership change” as defined in Section 382(g) of the Code, and there are currently no limitations on the utilization of net operating losses, capital losses, Tax credits, or similar items of any member of the Company Group under Sections 382, 383 and 384 of the Code.

(u) The Canadian Subsidiary is duly registered for purposes of GST/HST and all other applicable sales tax registrations to the extent legally required under applicable Laws. All input tax credits claimed by the Canadian Subsidiary for the purposes of GST/HST were calculated in accordance with applicable Law and duly documented. The Canadian Subsidiary has complied with all registration, reporting, payment, collection and remittance requirements in respect of GST/HST and any other sales Taxes applicable under applicable Law.

(v) The Canadian Subsidiary has maintained and continues to maintain at its place of business in Canada all records and books of account required to be maintained under the ITA, the Excise Tax Act (Canada) and any comparable Law of any province or territory in Canada, including Laws relating to sales and use taxes.

(w) The Canadian Subsidiary has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the ITA with respect to all material transactions between it and any non-resident of Canada with whom it was not dealing at arm’s length for purposes of the ITA.

(x) There are no transactions or events that have resulted, and no circumstances existing, which could result in the application to the Canadian Subsidiary of sections 80, 80.01, 80.02, 80.03, 80.04 of the ITA or any analogous provision of any comparable Law of any province or territory of Canada.

(y) The Canadian Subsidiary has not incurred any deductible outlay or expense owing to a Person not dealing at arm’s length (for purposes of the ITA) the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the ITA, be included in the Canadian Subsidiary’s income for Canadian income tax purposes, as the case may be, for any taxation year or fiscal period beginning on or after the Closing Date under paragraph 78(1)(a) of the ITA or any analogous provision of any comparable Law of any province or territory of Canada.

(z) The Canadian Subsidiary has not had an obligation to file information return pursuant to sections 237.3 and 237.4 of the ITA.

(aa) The Canadian Subsidiary is not subject to Tax in any country other than the country in which the Canadian Subsidiary was incorporated or formed by virtue of (A) having a permanent establishment or other place of business in such jurisdiction or (B) having a source of income in such jurisdiction.

Section 4.09. Employee Benefits Matters.

(a) Section 4.09(a) of the Company Disclosure Letter sets forth, as of immediately prior to the Effective Time, a true and complete list of each Company Benefit Plan and material Canada Benefit Plan (other than employment offer letters or individual independent contractor or consultant agreements on substantially the form provided to Parent that do not contain any transaction, retention or similar incentives). With respect to each material Company Benefit Plan, Company has made available to Parent true and complete copies of (i) such Company Benefit Plan (or, in the case of any unwritten Company Benefit Plan, a description thereof) (including any amendments thereto and all related insurance policies), (ii) the three most recent annual reports on Form 5500 filed with respect to each such Company Benefit Plan (and all schedules and attachments thereto, if any such report was required), (iii) the most recent summary plan description for each such Company Benefit Plan for which such summary plan description is required and a summary of material modifications thereto, (iv) the most recent actuarial valuation report, if any, for each such Company Benefit Plan, (v) the most recent determination, advisory or opinion letter received from the IRS for each such Company Benefit Plan (if applicable), (vi) if the Company Benefit Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement (including any amendments thereto), (vii) all discrimination tests for each Company Benefit Plan for the three most recent plan years (if any) and (viii) all material correspondence with a Governmental Authority relating to such Company Benefit Plan since the Lookback Date.

(b) The Company Benefit Plans are and have been established, maintained, funded, operated, and administered in all material respects in compliance with their terms and applicable Law. All contributions, reimbursements, distributions, and premium payments with respect to each Company Benefit Plan that are required to be made have been timely made or paid in accordance with the Company Benefit Plan’s terms and in compliance with applicable Laws or have been properly accrued on the Company Group’s audited financial statements. There are no pending or threatened Actions or claims on behalf of or relating to a Company Benefit Plan (other than routine claims for benefits thereunder). No examination, voluntary correction proceeding or audit of any Company Benefit Plan by any Governmental Authority is currently in progress or, to the Knowledge of the Company, threatened. Neither the Company, any Subsidiary of the Company, any ERISA Affiliates nor any other Person has engaged in any transaction with respect to any Company Benefit Plan that would be reasonably likely to subject the Company, any Subsidiary of the Company, or Parent to any Tax or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Laws.

(c) No Company Benefit Plan provides health, life or other welfare benefits after termination of employment, except as required by Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA and where the premium cost of coverage thereof is borne entirely by the former employee (or his or her eligible dependents).

(d) Each Company Benefit Plan that is a “group health plan” (within the meaning of Section 5000(b)(1) of the Code) is in compliance in all material respects with the applicable requirements of the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 (“ACA”), the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152 (“HCERA”), and all regulations and guidance issued thereunder. There exists no basis upon which the Company or an ERISA Affiliate of the Company would be expected to be subject to any material penalties or assessable payments under Sections 4980B, 4980D, 4980H, 6055, 6056, 6721 or 6722 of the Code, nor has the Company or any ERISA Affiliate of the Company received any correspondence from the IRS or other agencies indicating that such penalties or assessable payments are or may be due.

(e) No Controlled Group Liability has been incurred by any member of the Company Group in the past six years, nor do any circumstances exist that would result in Controlled Group Liability for any member of the Company Group following the Closing.

(f) No Company Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA, (ii) a plan that is subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan as defined in Section 413(c) of the Code, or (iv) a “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA, and neither the Company, any of its Subsidiaries, nor any ERISA Affiliate of the Company or its Subsidiaries has in the past six years maintained, contributed to, or been required to contribute to any Company Benefit Plan described in clauses (i), (ii), (iii) or (iv).

(g) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or, with respect to a prototype, volume submitter or other pre-approved plan, can rely on a favorable opinion or advisory letter from the IRS to the prototype, volume submitter or pre-approved plan sponsor, and there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan.

(h) Except as set forth on Section 4.09(h) of the Company Disclosure Letter, the execution and delivery of each Transaction Document to which Company or any of its Subsidiaries is a party do not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, either alone or in connection with any other event, directly or indirectly (i) entitle any current or former Company Employee to any bonus, equity or equity-based, non-qualified compensation, severance, termination, retention, transaction, change in control or similar pay or benefits or (ii) accelerate the time of payment, funding or vesting or trigger any payment (whether in cash, property or the vesting of property) or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under or trigger any other obligation pursuant to, any Company Benefit Plan, or (iii) result in any payment that could be considered an “excess parachute payment” within the meaning of Section 280G of the Code. No member of the Company Group is a party to or has any obligation under any Company Benefit Plan to gross-up or indemnify any person for excise Taxes payable pursuant to Section 409A or 4999 of the Code. Neither the Company nor any of its Subsidiaries has any binding commitment to (1) create any additional Company Benefit Plan, or (2) amend or modify any existing Company Benefit Plan with any current or former employee, independent contractor or director.

(i) Each Company Benefit Plan that is subject to Section 409A or Section 457A of the Code has been administered in material compliance with its terms and Section 409A or Section 457A of the Code, as applicable (including the operational and documentary requirements thereof) and all applicable regulatory guidance thereunder (including, notices, rulings and proposed and final regulations). No payment to be made under any Company Benefit Plan is subject to additional Taxes under Section 409A(a)(1) or Section 457A(c) of the Code.

(j) There currently is not any Company Benefit Plan that is or has been subject to the Laws of a jurisdiction other than the United States.

(k) With respect to each material Canada Benefit Plan, Company has made available to Parent true, complete and up-to-date copies of all material documentation for each Canada Benefit Plan, including, as applicable (i) the documents forming the plan text (or a written description, if unwritten), including all amendments thereto, (ii) funding agreements, including trust agreements and group annuity policies, (iii) investment management agreements and subscription agreements, (iv) annual reports and other statutorily prescribed filings for the past three years, (v) applicable employee manuals, and benefits’ booklets, (vi) agreements with individual service providers, including independent contractors, actuaries, brokers, and investment managers, (vii) financial statements for the past three years, whether or not filed with a Governmental Authority, (viii) the most recently filed actuarial valuations, and (ix) all material non-routine correspondence sent to or received from each Governmental Authority, including correspondence relating to any Actions, and responses thereto.

(l) No Canada Benefit Plan is or is intended to be and the Company Group has not at any time in the past five years maintained, established, sponsored, participated in, contributed to, or been required to contribute to, or has or could otherwise incur any Liabilities with respect to any plan that was or was intended to be (i) a pension plan subject to federal or provincial pension standards legislation, including a “registered pension plan” as such term is defined in subsection 248(1) of the ITA; (ii) a “retirement compensation arrangement” as such term is defined in subsection 248(1) of the ITA; (iii) an “employee life and health trust” as such term is defined in subsection 248(1) of the ITA; or (iv) a “health and welfare trust” within the meaning of the Canada Revenue Agency Income Tax Folio S2-F1-C1. No Canada Benefit Plan has been determined by a Governmental Authority to be a “salary deferral arrangement” as such term is defined in subsection 248(1) of the ITA.

(m) No Canada Benefit Plan covers employees outside Canada.

(n) All of the Canada Benefit Plans have been established, registered (where required), funded, invested and administered in accordance with, in all material respects all applicable Laws and the terms of such Canada Benefit Plans.

(o) Each Canada Benefit Plan that is intended to qualify for tax-preferred or tax-exempt treatment has been duly registered in accordance with applicable Law, and, to the Knowledge of the Company, no event has occurred with respect to any such Canada Benefit Plan that could result in the revocation of the registration of such Canada Benefit Plan or which could otherwise reasonably be expected to adversely affect the tax status of such Canada Benefit Plan.

(p) No promises or commitments, whether written or oral, have been made by the Company Group to amend any Canada Benefit Plan or to establish or adopt any additional employee benefit plan policy, program, practice, agreement, arrangement or undertaking which would be considered to be a Canada Benefit Plan once established or adopted.

(q) All payments, contributions, or premiums required to be made by the Company Group or the employees under the terms of each Canada Benefit Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Canada Benefit Plans. The Company Group has paid in full all payments, contributions and premiums for the period up to and including the Closing Date or has made full and adequate disclosure of and appropriate accruals for such contributions and premiums. All Liabilities of the Company Group (whether accrued, absolute, contingent or otherwise) related to all Canada Benefit Plans have been fully and accurately disclosed in accordance with GAAP in the financial statements.

(r) No Canada Benefit Plan, nor any funding medium thereunder, is subject to any Action (other than routine Actions for benefits in the Ordinary Course of Business), and, to the Knowledge of the Company, there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such Action.

(s) None of the Canada Benefit Plans provides health and welfare benefits beyond retirement or other termination of service to current or former Company Employee (including any spouse, dependent, beneficiary or survivor of such Person), other than where such coverage: (i) is required under applicable Law, (ii) is provided in respect of claims incurred prior to termination of employment or retirement, or (iii) is provided pursuant to applicable conversion or survivor privileges in accordance with the terms of the insurance policy underlying such Canada Benefit Plan.

(t) The execution of this Agreement and the completion of the transactions contemplated hereby will not (either alone or in conjunction with any additional or subsequent events) constitute an event under any Canada Benefit Plan that will or may result in any bonus, golden parachute, severance, retention, change of control or other payment or obligation to any current Company Employee, former Company Employee, or their beneficiaries (whether or not under any Canada Benefit Plan), increase the benefits payable or provided under any Canada Benefit Plan, result in any acceleration of the time of payment or vesting of any such benefit, or increase or accelerate employer contributions thereunder.

(u) All data necessary to administer each Canada Benefit Plan is in the possession of the Company Group or an agent and is in a form which is sufficient for the proper administration of the Canada Benefit Plan in accordance with its terms and all applicable Laws and such data is complete and correct in all material respects.

(v) Each individual who is classified by the Company Group as an individual independent contractor has been properly classified for purposes of participation and benefit accrual under each Canada Benefit Plan.

Section 4.10. Labor Matters.

(a) Section 4.10(a) of the Company Disclosure Letter sets forth a complete and accurate list of all employees in Canada, together with, as permitted by applicable Law, their titles, hire date, current base salary, vacation entitlement, bonus or other material compensation paid since the beginning of 2026, and, if on inactive status, the date inactive status started, the expected date of return to active status, and the reason for leave, in each case, if known.

(b) Except for those employment agreements listed in Section 4.10(b) of the Company Disclosure Letter, there are no employment agreements which are not terminable on the giving of notice in accordance with applicable Law, nor are there any employment agreements providing for cash, other compensation, benefits or contingent rights solely as a result of Closing.

(c) Section 4.10(c) of the Company Disclosure Letter lists each collective bargaining agreement and any other Contract with any labor union or other labor organization or employee representative body, in each case, with respect to any Company Employee (each, a “Labor Agreement”) to which any member of the Company Group is a party. Except as set forth on Section 4.10(c) of the Company Disclosure Letter, no Company Employees are represented by any labor union or other labor organization or employee representative body with respect to their employment with the Company Group. The Company Group is not currently negotiating a Labor Agreement and has no legal obligation to currently negotiate a Labor Agreement. No notice, consent or consultation obligations with respect to any Company Employees or any labor union will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the Transactions contemplated hereby.

(d) (i) Since the Lookback Date, (A) except as set forth on Section 4.10(d) of the Company Disclosure Letter, there have been no labor unions or works councils purporting to represent any current Company Employees, nor to the Knowledge of the Company is there any pending or threatened application for certification of a collective bargaining agent seeking to represent any employees of the Company Group or any pending union or works council representation election and (B) there has not been nor is there threatened in writing or, to the Knowledge of the Company, orally threatened, any labor strike, labor organization efforts, work stoppage, walkout, organized slowdown, labor grievance, picketing or concerted refusal to work overtime by, or lockout of, any employees of the Company Group, or with respect to the Company Business, and (ii) since the Lookback Date, (A) no member of the Company Group has received written notice or threat (or, to the Knowledge of the Company, oral notice or threat) of any pending unfair labor practice charges against any member of the Company Group before the National Labor Relations Board or any similar Governmental Authority, (B) no member of the Company Group has received written notice or threat (or, to the Knowledge of the Company, oral notice or threat) of any pending Actions against any member of the Company Group or otherwise in connection with the Company Business, alleging violation of any Laws pertaining to labor relations or employment matters, including any charge or complaint filed by an employee before the Equal Employment Opportunity Commission or any similar Governmental Authority responsible for the prevention of unlawful employment practices, or any Action alleging violation of applicable federal, state or local labor or employment Laws (including human rights Laws), and (C) no member of the Company Group has committed any material unfair labor practice under the National Labor Relations Act or any other similar applicable Canadian labor relations legislation.

(e) (i) Each member of the Company Group is and has been in material compliance with all applicable Laws relating to labor, employment, and employment practices, including all Laws respecting workers’ compensation, terms and conditions of employment, applicant and employee background checking, health and welfare, retirement or other savings or insurance contributions, plant closings and mass layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended (the “WARN Act” or any other similar applicable minimum employment standards legislation)), worker classification (including the classification or characterization of exempt and non-exempt employees and of independent contractors), affirmative action, equal pay, pay equity, vacation pay, vacation time, overtime pay, worker safety, wages and hours, civil rights, equal employment opportunities, leaves of absence, disability rights or benefits, notice of termination, discrimination, retaliation, immigration (including Form I-9 requirements and any applicable mandatory E-Verify obligations), restrictive covenants, pay transparency, withholding of Taxes, collective bargaining and any other statutory or other obligations owed to employees under applicable Law and (ii) no member of the Company Group has any material Liability, including under or on account of a Company Benefit Plan or a Canada Benefit Plan, arising out of the hiring of Persons to provide services to the Company Group and treating such Persons as consultants or individual independent contractors and not as employees of the Company Group.

(f) Since the Lookback Date, no member of the Company Group has taken any action that would constitute a “mass layoff” or “plant closing” within the meaning of the WARN Act or any other similar applicable minimum employment standards legislation, and no such action with respect to any Company Employees has been planned or announced. Since the Lookback Date, no member of the Company Group has incurred any Liability under the WARN Act that remains unsatisfied.

(g) The Company Group reasonably investigated all sexual harassment, discrimination and retaliation claims or other similar material allegations of which they have been made aware since the Lookback Date, against any current or former Company Employee concerning their employment with the Company Group. No member of the Company Group has, since the Lookback Date, entered into any settlement agreement with any current or former director, officer, or employee of the Company Group related to allegations of sexual harassment, sexual misconduct or employment discrimination. To the Knowledge of the Company, no member of the Company Group has any material Liability (accrued, contingent or otherwise) with respect to any current or former Company Employee relating to acts of sexual harassment, sexual misconduct or unlawful employment discrimination.

(h) No current Company Employee at the level of vice president and above has provided written notice to terminate his or her employment or relationship with the Company Group. To the Knowledge of the Company, no Company Employee at the level of vice president and above is bound by any non-compete, non-solicit, or non-disclosure of confidential information covenants which restricts such Company Employee from being employed by or providing services for the Company Group.

(i) All current assessments under workers’ compensation legislation in relation to the Company Business and as applied to all of the Company Group’s contractors and subcontractors have been paid or accrued by the Company Group. To the Knowledge of the Company, there are no pending assessments, experience rating charges or claims which reasonably would be expected to adversely affect the Company Group’s premium payments or accident cost experience or result in any additional material payments in connection with the Company Business.

(j) The Company Group has complied in all respects with each Governmental Order issued to the Company Group under any occupational health and safety legislation and no such Governmental Order is currently in the appeals process.

Section 4.11. Litigation. Except as set forth on Section 4.11 of the Company Disclosure Letter, there is no, and since the Lookback Date there has been no, (i) material Action to which any member of the Company Group is a party (either as plaintiff or defendant) or relating to the Company Business that is pending or, to the Knowledge of the Company, threatened against any member of the Company Group, or (ii) material Governmental Orders that specifically name any member of the Company Group, or to which any member of the Company Group or their respective properties or assets is subject. There is no material Action that any member of the Company Group intends to initiate.

Section 4.12. Compliance with Applicable Laws; Permits.

(a) Except as set forth on Section 4.12(a) of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any Company Subsidiary taken as a whole, since the Lookback Date: (i) each member of the Company Group is, and has been, in compliance with all applicable Laws; and (ii) no member of the Company Group has received any written or, to the Knowledge of the Company, oral, notice from a Governmental Authority alleging any failure to comply with any applicable Law.

(b) Each member of the Company Group has been duly granted and holds, and since the Lookback Date has been duly granted and held, all material Permits under all applicable Laws required or necessary to own, lease or operate their respective properties and assets and to conduct the Company Business as currently conducted. Each such Permit is valid and in full force and effect, and the Company has made all required filings for the renewal of such material Permits, as applicable, and no member of the Company Group is in, and since the Lookback Date has been in, material breach or material violation of, or material default under, any such Permit. There are no, and since the Lookback Date have not been any, pending or threatened suspension, revocation or modification of any material Permit or allegations of any material failure to comply with terms and conditions of any material Permit. Since the Lookback Date, no member of the Company Group has received any notice from any Governmental Authority that any material Permit will not be renewed.

(c) (i) The Company Group and its principals, as defined by FAR 52.209-5 or other applicable agency regulations or Laws, have not been debarred or suspended or, to the Knowledge of the Company, proposed for debarment from participating in Government Contracts or Government Bids and (ii) no circumstances exist that would warrant the institution of any such debarment or suspension proceedings.

(d) Since the Lookback Date, no member of the Company Group nor any of their respective directors, officers, or employees, nor to the Knowledge of the Company, any of their respective agents, in each case, acting on behalf of any member of the Company Group, has, directly or indirectly, in respect of the Company Group or the Company Business: (i) used any funds for unlawful contributions, unlawful gifts, unlawful entertainment or other unlawful expenses relating to political activity; (ii) made, offered, promised, or authorized any payment or gift of money or anything of value to or for the benefit of any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Authority (including any official or employee of any government-owned or government-controlled entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such government or department, agency, or instrumentality, or for or on behalf of any such public international organization) or any other Person, in each case, for the purpose of securing any improper advantage or action to assist any member of the Company Group in obtaining or retaining business for or with, or directing business to, any Person; or (iii) otherwise violated any applicable Anti-Corruption Laws. The Company Group has established and continues to maintain policies and procedures reasonably designed to ensure compliance with applicable Anti-Corruption Laws. No member of the Company Group (nor any of their respective directors, officers, representatives, agents or employees) is or has been the subject of any enforcement actions, reviews, audits, notices, inquiries, or investigations by or disclosures to any Governmental Authority related to any actual or suspected violation by any member of the Company Group of applicable Anti-Corruption Laws. No member of the Company Group has received any communication, report, or other notice from any Person, nor initiated any investigation or other review, regarding actual or alleged violations of applicable Anti-Corruption Laws.

(e) Since the Lookback Date, no member of the Company Group nor any of their respective directors, officers, or employees, nor, to the Knowledge of the Company, any agents, in each case, acting on behalf of the Company Group, has, directly or indirectly, in respect of the Company Group or the Company Business, committed any violation of any applicable Global Trade Laws. No member of the Company Group nor any of their respective directors, officers, or employees, nor, to the Knowledge of the Company, any agent, in each case, authorized to act on behalf of the Company Group, is or has during the past five (5) years been: (i) a Sanctioned Person, or owned or controlled by or under the effective control of a Sanctioned Person, (ii) engaged in any business or dealings, directly or indirectly, with or for the benefit of, a Sanctioned Person or in or for the benefit of a Sanctioned Country in violation of Sanctions, (iii) engaged in any export, reexport, transfer or provision of any goods, software, technology, data or any other items or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Global Trade Laws or (iv) otherwise in violation of applicable Global Trade Laws, including all applicable tariff, trade-remedy, and special duty Laws, including antidumping duty, countervailing duty, safeguard, Section 201, Section 232, and Section 301 requirements. No member of the Company Group nor any of their respective directors, officers, or employees, nor, to the Knowledge of the Company, any agents, in each case, acting on behalf of the Company Group, is or has during the past five (5) years been the subject of any enforcement actions, reviews, audits, notices, inquiries, or investigations by or disclosures to any Governmental Authority related to a suspected violation of Global Trade Laws by any member of the Company Group, and no member of the Company Group has received any communication, report, or other notice from any Person, nor initiated any investigation or other review, regarding actual or alleged violations of applicable Global Trade Laws. The Company Group has established and continues to maintain policies and procedures reasonably designed to ensure compliance with Global Trade Laws. For purposes of this Section 4.12(e), no dealing by the Canadian Subsidiary shall constitute a violation of Sanctions or any other Global Trade Laws to the extent the Foreign Extraterritorial Measures Act (Canada) or an order under it prohibits the Canadian Subsidiary from complying with them.

(f) No member of the Company Group, nor any of their respective directors or officers, nor, to the Knowledge of the Company, any employees or agents, in each case, authorized to act on behalf of the Company, has, since the Lookback Date, in respect of the Company Group or the Company Business, violated in any material respect any applicable federal, provincial, state and local laws governing or otherwise regulating the manufacture, marketing, distribution, registration, use, importation, transportation, purchase or other acquisition, possession or sale or other transfer of firearms, ammunition or explosives, including the Gun Control Act of 1968, (Chapter 44 of Title 18, United States Code), the National Firearms Act of 1934, (Chapter 53 of Title 26, United States Code), the Arms Export Control Act (22 U.S.C. § 2778), the ITAR, the Canadian Firearms Laws, the Canadian Controlled Goods Laws and other Laws (including public nuisance or similar Laws) relating to firearms, ammunition and explosives.

Section 4.13. Environmental Matters. Except as set forth on Section 4.13 of the Company Disclosure Letter:

(a) Each member of the Company Group is, and since the Lookback Date has been, in compliance in all material respects with all Environmental Laws and all material Environmental Permits.

(b) No written notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and no Action is pending or, to the Knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company Group and relating to or arising under any Environmental Laws or Environmental Permit, in each case that would reasonably be expected to be material to the Company Group.

(c) The Company Group has obtained and since the Lookback Date has been in compliance in all material respects with all material Environmental Permits required under any Environmental Law for the ownership, use and operation of the Company Business as currently conducted, and all such Environmental Permits are valid and in full force and effect.

(d) With respect to the Company Business, no member of the Company Group is subject to any Governmental Order pursuant to Environmental Law that would reasonably be expected to be material to the Company Group.

(e) There has been no Release or threat of Release of any Hazardous Materials at, on or from the Company Owned Real Property or the Company Leased Real Property, and there are no Hazardous Materials present in the environment at the Company Owned Real Property or the Company Leased Real Property or, to the Knowledge of the Company, at any adjoining property, in each case that would reasonably be expected to be material to the Company Group.

(f) No aboveground or, to the Knowledge of the Company, underground storage tanks are present on any portion of the Company Owned Real Property or the Company Leased Real Property.

(g) There has been no Release or threat of Release of any Hazardous Materials at any location by any member of the Company Group or, to the Knowledge of the Company, by any other Person for whose conduct any member of the Company Group is or may be held responsible, in each case in a manner or concentration that has resulted or could result in any material Liability under Environmental Law.

(h) No member of the Company Group has (i) stored, treated, handled or processed any Hazardous Materials at any Company Owned Real Property or Company Leased Real Property or (ii) with respect to the Company Business, disposed of, arranged for the disposal of, Released or exposed any Person to any Hazardous Materials, in each case in material violation of Environmental Law or in a manner or concentration that has resulted or could result in any material Liability under Environmental Law.

(i) With respect to the Company Business, the Company Owned Real Property or the Company Leased Real Property, no member of the Company Group has assumed, undertaken, or provided indemnification for any material Liabilities of any other Person under Environmental Laws or relating to Hazardous Materials.

Section 4.14. Real Property.

(a) Section 4.14(a) of the Company Disclosure Letter sets forth a true and complete list, including addresses and the fee simple owner thereof, as of immediately prior to the Effective Time, of all real property owned in fee simple by any member of the Company Group, or any right or option to purchase or acquire the same (collectively, in each case together with all Facilities thereon and all easements and rights of way pertaining thereto or accruing to the benefit thereof and all other appurtenances and real property rights pertaining thereto, if any, the “Company Owned Real Property”). (i) Such member of the Company Group has good, valid and marketable fee simple title to all respective Company Owned Real Property, in each case free and clear of all Liens other than Company Permitted Liens, (ii) there are no reversion rights, outstanding options or rights of first refusal or first offer or other preemptive rights in favor of any other Person to purchase, acquire, lease, occupy or otherwise utilize the Company Owned Real Property or any portion thereof or interest therein, (iii) there are no Contracts to sell, transfer, encumber, lease, license or otherwise dispose of any Company Owned Real Property or that contain a restriction on the ability of the Company Group to directly or indirectly transfer any Company Owned Real Property, (iv) no Person is occupying or in possession of any Company Owned Real Property other than a member of the Company Group, and (v) to the Knowledge of the Company, neither the Company or any other Person is in material default of its respective obligations arising out of any of the Company Permitted Liens.

(b) Section 4.14(b) of the Company Disclosure Letter sets forth a true and complete list, including addresses, date of each Lease Agreement and the legal name of each of the parties to each Lease Agreement, as of immediately prior to the Effective Time, of all real property and interests in real property ground leased, leased, subleased, licensed or otherwise occupied by any member of the Company Group (collectively, in each case together with all

Facilities thereon, the “Company Leased Real Property”). Such member of the Company Group has good and valid title to the leasehold estates in all Company Leased Real Property, in each case free and clear of all Liens other than Company Permitted Liens. The Company has made available to Parent a true and complete copy of each Lease Agreement under which the Company Leased Real Property is held. There is no material default under any such Lease Agreement by any member of the Company Group or, to the Knowledge of the Company, by any other party thereto, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material default, or permit the termination, modification or acceleration of rent under such Lease Agreement, and there are no amounts currently disputed by any member of the Company Group and not paid to the landlords of the Company Leased Real Property. The Lease Agreements constitute the entire agreement to which any member of the Company Group is a party with respect to the Company Leased Real Property leased thereunder and are valid, binding, and enforceable and in full force and effect in accordance with their respective terms against the member of the Company Group party thereto and, to the Knowledge of the Company, against each other party thereto. No member of the Company Group has assigned, sublet, transferred, conveyed any interest in or collaterally assigned or granted any other security interest in the Company Leased Real Property or any Lease Agreement. No member of the Company Group owes any brokerage commissions or finder’s fees with respect to any Lease Agreement, and no security deposit or portion thereof deposited with respect to any Lease Agreement has been applied in respect of such Lease Agreement which has not been redeposited in full. No Person is occupying or in possession of any Company Leased Real Property other than a member of the Company Group.

(c) There is no pending, or to the Knowledge of the Company, threatened condemnation, eminent domain, expropriation or similar proceedings with respect to any Company Real Property. The current use of each Company Real Property is in accordance with the certificates of occupancy relating to such Company Real Property and the terms of any permits relating to such Company Real Property. No member of the Company Group has received written notice from any applicable Governmental Authority that the Company Real Property or its current use, occupancy or operation by any member of the Company Group is in breach or violation of, or default under, any applicable building, zoning, subdivision or other land use or similar Law.

(d) The Facilities are in good operating condition and repair (subject to normal wear and tear) and are suitable for the purposes for which such Facilities are currently being used. There are no unsatisfied material capital expenditure requirements or material remodeling obligations of any member of the Company Group pursuant to any Lease Agreement other than ordinary maintenance and repair obligations.

Section 4.15. Intellectual Property.

(a) Section 4.15(a) of the Company Disclosure Letter sets forth a true, accurate, and complete list, as of immediately prior to the Effective Time, of all (i) Registered Intellectual Property owned, or purported to be owned, by any member of the Company Group (collectively, the “Company Registered Intellectual Property”), indicating for each the applicable jurisdiction, the registrant or owner name, the registration or application number, and the date issued or filed; and (ii) unregistered Trademarks owned, or purported to be owned, by any member of the Company Group that is material to the Company Business. Such member of the Company Group is the exclusive owner of all right, title, and interest in, to, and under all material Company Registered Intellectual Property, free and clear of all Liens (other than Company Permitted Liens). Such member of the Company Group owns or has the valid right to use, pursuant to a written, valid, and enforceable license, all material Intellectual Property used in or necessary to conduct the Company Business in all material respects in substantially the same manner as conducted by the Company Group as of immediately prior to the Effective Time and as of immediately prior to the Closing (collectively, the “Company Intellectual

Property”). The Company Registered Intellectual Property is subsisting, valid, and enforceable. All renewal and maintenance fees in respect of each item of Company Registered Intellectual Property set forth on Section 4.15(a) of the Company Disclosure Letter have been duly paid, and no additional material payments or filings for each such item will become due, and no other actions must be taken for each such item, within ninety (90) days after the date of this Agreement.

(b) Except for those matters that, individually or in the aggregate, have not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole, and except as set forth on Section 4.15(b) of the Company Disclosure Letter, (i) no Actions are pending or, since the Lookback Date, have been threatened in writing or, to the Knowledge of the Company, orally threatened, to any member of the Company Group by any Person relating to the Company Business (A) claiming that any member of the Company Group is infringing, diluting, misappropriating, or otherwise violating, or has infringed, diluted, misappropriated, or otherwise violated, any third-party Intellectual Property, or (B) challenging the validity, ownership, patentability, enforceability, ability to register, or use by the Company Group of any Company Intellectual Property (including Actions before the United States Patent and Trademark Office or comparable foreign Governmental Authorities, but excluding non-final office actions or similar ordinary-course proceedings received during prosecution and not involving a third party); (ii) the conduct of the Company Business, including the provision of products and services in connection with the Company Business, does not infringe, dilute, misappropriate, or otherwise violate, and has not infringed, diluted, misappropriated, or otherwise violated any Intellectual Property of another Person since the Lookback Date; (iii) no member of the Company Group has filed any Action or threatened in writing any claim against any third Person alleging that such Person infringes, dilutes, misappropriates, or otherwise violates any Company Intellectual Property; and (iv) to the Knowledge of the Company, as of immediately prior to the Effective Time, no Person is infringing, diluting, misappropriating, or otherwise violating any Company Owned Intellectual Property.

(c) Except for those matters that, individually or in the aggregate, have not been, or would not reasonably be expected to be, material to the Company Business, taken as a whole, all Persons, including past and present employees and contractors of the Company Group, who have contributed to or participated in the conception, modification, improvement, or development of any Company Owned Intellectual Property have entered into written agreements with the applicable member of the Company Group pursuant to which such Persons assign ownership of all their rights, title, and interests in, to, and under such Intellectual Property exclusively to the applicable member of the Company Group (to the extent such Intellectual Property would not be owned by a member of the Company Group by operation of Law). To the Knowledge of the Company, no such Person is in breach of such agreements.

(d) The Company Group has taken commercially reasonable steps necessary to preserve and protect all material Company Owned Intellectual Property and maintain the confidentiality of all material confidential Company Intellectual Property, including material confidential and proprietary Know-How included in the Company Intellectual Property, and to comply with all duties to protect confidential information provided to a member of the Company Group by another Person. No member of the Company Group has disclosed any material confidential Company Intellectual Property to any third Person, other than pursuant to a written confidentiality agreement pursuant to which such third Person agrees to protect such confidential Company Intellectual Property. To the Knowledge of the Company, no such Person is in breach of any confidentiality obligations to the Company.

(e) Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each of the IT Systems used by the Company Group operates and performs as required to permit the Company Group to conduct the Company Business as currently conducted, and a member of the Company Group owns or otherwise has the right, pursuant to a written, valid, and enforceable license, to use all such IT Systems; (ii) the Company Group takes and has taken commercially reasonable actions necessary to protect the security and integrity of the IT Systems used by the Company Group and the data stored or contained therein or transmitted thereby, and there has not been any failure, defect, malfunction, unplanned downtime, service interruption, or other problem with respect to any of the IT Systems used by the Company Group that would prevent the same from performing substantially in accordance with its documentation or specifications in all material respects, and that has not been remedied or replaced in all respects; (iii) the Company Group has implemented and maintained disaster recovery and business continuity measures; and (iv) the IT Systems used by the Company Group are free from surreptitious computer code or instructions designed to disrupt, disable, harm, or provide unauthorized access to such IT Systems and the data stored or contained therein or transmitted thereby, and no member of the Company Group has received any claims from any third Person related to such code.

(f) Except for permissive reciprocal licenses, no member of the Company Group has incorporated or otherwise used open-source materials with any material products or Software in a manner that would obligate such member of the Company Group (i) to disclose or distribute any Software in source code form, (ii) license or otherwise make available any of its material Software on a royalty-free basis, or (iii) grant any rights to material Company Owned Intellectual Property.

(g) Except for back-office uses in the Ordinary Course of Business, no member of the Company Group accesses, procures, obtains, generates, uses, or relies upon any subscription-based or enterprise AI in the operation of the Company Business as presently conducted and as presently proposed to be conducted, and no Company Owned Intellectual Property incorporates, is based upon, or is derived from AI.

Section 4.16. Privacy and Data Security. The Company Group is and, since the Lookback Date, has been in material compliance with all applicable Privacy and Data Security Requirements. The Company Group implements and maintains commercially reasonable policies, procedures, and administrative, technical, physical, and organizational safeguards designed to protect the security, confidentiality, and integrity of data, including any and all Personal Information stored in the Company Group’s IT Systems, as required by applicable Privacy and Data Security Requirements. The Company Group has not received any written communication from any individuals or Governmental Authority alleging violations of any Privacy and Data Security Requirements Laws, except as would not reasonably be expected to be material to the Company Group. Since the Lookback Date, there has been no material unauthorized access to or use, theft, or disclosure of any Personal Information in the possession or control of any member of the Company Group or, to the Knowledge of the Company, any third Person Processing Personal Information on behalf of the Company Group, that would require notification of individuals, law enforcement, or any Governmental Authority under any applicable Privacy and Data Security Requirements. To the Knowledge of the Company, no investigations by any Governmental Authority regarding the Processing of Personal Information by any member of the Company Group, or any third-party Person Processing Personal Information on behalf of the Company Group, are pending.

Section 4.17. Material Contracts.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth a true, accurate and complete list of all Company Material Contracts. For purposes of this Agreement, “Company Material Contract” means any of the following Contracts to which any member of the Company Group is a party or by which any of their respective properties or assets or the Company Business is otherwise bound, other than a Company Benefit Plan (except with respect to clause (xx) below) or Canada Benefit Plan:

(i) any Contract concerning, consisting of, or relating to a partnership, joint venture, or similar agreement involving a sharing of profits, losses, costs, or liabilities with any other Person;

(ii) any Contract that relates to the acquisition or disposition of any business by Company or any Company Subsidiary (whether by merger or the sale of stock, other equity interests, assets, or otherwise) (A) relating to the Company Business that was entered into after the Lookback Date, or (B) pursuant to which the Company or any of its Subsidiaries has continuing purchase price adjustment, indemnification, “earn-out,” or other contingent payment obligations, excluding (x) acquisitions or dispositions of Inventory, supplies, materials, or products in the Ordinary Course of Business, and (y) dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of the Company Business;

(iii) any Contracts for Indebtedness (contingent or otherwise), or any Contracts guaranteeing or providing security for any Indebtedness (excluding Indebtedness among members of the Company Group), in each case, having an aggregate principal amount in excess of $500,000, or any agreement resulting in or authorizing any Lien (other than Company Permitted Liens) on any assets of the Company Group or on any Company Owned Real Property;

(iv) any Contract that obligates any member of the Company Group to make any capital expenditure or capital commitment (or series of capital expenditures or capital commitments) in an amount that, individually or in the aggregate, is in excess of $500,000;

(v) any Contract (A) the performance of which mandates payment of consideration in excess of $500,000 annually and (B) is not terminable by a member of the Company Group at will without material Liability on less than ninety (90) days’ notice;

(vi) any Contract relating to confidentiality, non-solicitation (of customers or employees) or non-competition restrictions or that otherwise imposes a material restriction on business and operations of the Company Group (including restrictions on operating in any material line of business, in any geographical location, or with any Person) or which contains any material exclusivity provisions relating to the Company Business (in each case other than any Contract entered into in the Ordinary Course of Business containing exclusive partnering arrangements with respect to one or more projects or bids);

(vii) any Contract pursuant to which a member of the Company Group has agreed to settle, waive, or otherwise compromise any pending or threatened Action or other dispute, including any settlement, conciliation or similar agreement with any Governmental Authority or other Person;

(viii) any Contract that (A) grants, or agrees to grant, any Person a right to “most favored nation” or similar terms, (B) contains any requirement or output requirements, or (C) contains any minimum purchase or sale requirements;

(ix) any Contract that evidences any obligations of the Company with respect to the issuance, sale, voting, repurchase or redemption of any Equity Interests of the Company;

(x) any Contract under which a member of the Company Group has permitted any Company Asset or Equity Interests to become subject to any Lien (other than a Company Permitted Lien);

(xi) any Contract that constitutes an interest rate, currency or commodity derivative or other Contract relating to hedging;

(xii) any Contract with a Top Customer;

(xiii) any Contract with a Top Vendor;

(xiv) any deferred compensation, change in control or “parachute” agreement, vesting acceleration, debt forgiveness, transaction bonus, severance or other plan or arrangement for the benefit of any officers and/or employees of any member of the Company Group;

(xv) any Contract that is a lease under which a member of the Company Group is lessor of, or permits any third party to hold or operate any, material tangible personal property owned or controlled by a member of the Company Group;

(xvi) any Contract pursuant to which a member of the Company Group has agreed to indemnify another Person or guarantee the Liabilities or obligations of another Person, other than in the Ordinary Course of Business;

(xvii) any Lease Agreement;

(xviii) any Labor Agreement;

(xix) any Related Party Arrangement;

(xx) any employment or consulting agreement between the Company or any of its Subsidiaries and any of the employees or consultants of the Company or any of its Subsidiaries that (A) obligates the Company or any of its Subsidiaries to make annual cash payments in an amount exceeding $250,000 (excluding any employment or consulting agreement with the Canadian Subsidiary); or (B) contains non-competition provisions for the benefit of the Company or any of its Subsidiaries from an employee or an independent consultant;

(xxi) any license or other Contract, excluding Government Contracts, (A) pursuant to which a member of the Company Group granted a third-party Person a right, license, or sublicense to use any Intellectual Property that is material to the operation and conduct of the Company Business; (B) pursuant to which a member of the Company Group grants to a third-party Person a right, license, or sublicense to use any material Company Intellectual Property; (C) relating to the ownership or development of material Company Intellectual Property; or (D) entered into in connection with the resolution of any claim or dispute related to Intellectual Property that is material to the operation and conduct of the Company Business, such as consent-to-use, covenant-not-to-sue, coexistence, concurrent use, or settlement agreements; except, in each case, (1) standard off-the-shelf software license agreements entered into in the Ordinary Course of Business; (2) non-exclusive licenses granted in the Ordinary Course of Business; (3) Contracts under which a license to Intellectual Property is merely incidental to the transaction contemplated in such Contract; (4) confidentiality and non-disclosure agreements entered into in the Ordinary Course of Business and on a standard form (or a substantially similar form) of Company or any of its Subsidiaries; and (5) proprietary rights agreements with employees or contractors on a standard form (or a substantially similar form) of the Company Group;

(xxii) any intercompany Contract between the Canadian Subsidiary and any other member of the Company Group (including management services, intellectual property licensing, cost-sharing, or other intercompany arrangements); and

(xxiii) any Contract to which the Canadian Subsidiary is a party with a Canadian Governmental Authority (federal, provincial, or municipal), regardless of dollar threshold.

(b) Each of the Company Material Contracts disclosed on Section 4.17(a) of the Company Disclosure Letter is valid and binding upon each party thereto, enforceable against each party thereto, and in full force and effect. No member of the Company Group is and, to the Knowledge of the Company, no other party to any Company Material Contract, is in material breach or violation of, or default under, or has repudiated any material provision of, any Company Material Contract. No event has occurred that (with the lapse of time or the giving of notice, or both) would constitute a material breach or violation of, or default, or permit termination, material modification, or acceleration, as applicable, under any Company Material Contract on the part of the Company Group, or, to the Knowledge of the Company, any other party. No party to any Company Material Contract has exercised any termination rights with respect thereto, and no member of the Company Group has received any notice, indication or communication from any party to any Company Material Contract to the effect that such party will, or has threatened to, terminate, not renew or materially modify the terms, conditions or provisions (including with respect to payment or pricing) with respect to such Company Material Contract.

(c) The Company Group has made available to Parent true, accurate and complete copies of each Company Material Contract (including all modifications, amendments, supplements, appendices, schedules, exhibits and attachments thereto and waivers thereunder) required to be disclosed on Section 4.17(a) of the Company Disclosure Letter.

Section 4.18. Government Contracts.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a true, accurate and complete list of (i) all active Government Contracts valued above $100,000; and (ii) all Government Bids valued above $100,000.

(b) Section 4.18(b) of the Company Disclosure Letter sets forth a true and complete list of the Government Contracts that, to the Knowledge of the Company, were awarded to the Company Group based on small business status, small disadvantaged business, a woman-owned small business, a service disabled veteran owned small business or a Small Business Administration Section 8(a) program participation (“Preferred Status”). Except as set forth on Section 4.18(b) of the Company Disclosure Letter, all representations made by the Company Group in connection with any Government Contract about Preferred Status were in all material respects accurate, complete and in compliance with all applicable Laws;

(c) The representations, certifications and warranties made by any member of the Company Group to the applicable Governmental Authority or any other Person with respect to any Government Contract entered into within the past four (4) years or that otherwise has unfulfilled obligations, or with respect to any Government Bid were accurate in all material respects as of their effective date, and the applicable member of the Company Group has complied with all such certifications;

(d) In the past four (4) years, (i) the Company Group has been, and is currently, in compliance in all material respects with the terms and conditions of each Government Contract and Government Bid, and has been performing in all material respects all obligations required to be performed by it thereunder; (ii) the Company Group has been, and is currently, in compliance with all Laws, in all material respects, related to the performance of Government Contracts or the submission of Government Bids to the extent applicable to the Company Group, including, without limitation, the Anti-Kickback Act, the Procurement Integrity Act, the civil False Claims Act, the Truthful Cost and Pricing Statute (formerly known as the Truth in Negotiations Act), applicable provisions of the Federal Acquisition Regulation (including any applicable agency supplements), the Service Contract Act, the Davis Bacon Act, and Executive Orders applicable to the Government Contracts;

(e) No member of the Company Group has received written notice of any pending or, to the Knowledge of the Company, threatened Action against a member of the Company Group relating to any Government Contract or Government Bid;

(f) No member of the Company Group has made, nor to the Knowledge of the Company, is a member of the Company Group required to make, any disclosure to a Governmental Authority or any other Person, in connection with any Government Contract or Government Bid, under FAR Subpart 3.1003 or FAR 52.203-13;

(g) There are no events or omissions to the Knowledge of the Company that could reasonably be expected to result in (i) a material claim against the Company Group by a Governmental Authority or any other Person arising under or relating to any Government Contract or Government Bid or (ii) a material dispute between the Company Group on the one hand, and a Governmental Authority or any other Person, on the other hand, arising under or relating to any Government Contract or Government Bid; and

(h) In the past four (4) years, no member of the Company Group has (i) been suspended or debarred from bidding on government contracts by a Governmental Authority, (ii) received from any Governmental Authority or any other Person any written notice of breach, cure, show cause or default with respect to any Government Contract or (iii) had any Government Contract terminated by any Governmental Authority or any other Person for default or failure to perform.

Section 4.19. Related Party Arrangements. Except as set forth in Section 4.19 of the Company Disclosure Letter, no Affiliate, officer, manager, equityholder or director of the Company Group, nor any immediate family member or any individual of which such Person owns any material interest or any Affiliate of such Person (each, a “Related Party”): (a) is party to any Contract with a member of the Company Group, other than customary employment agreements or other compensation arrangements, including in relation to benefits under any Canada Benefit Plan, entered into in the Ordinary Course of Business and that are on arms’ length terms, (b) provides any service to the Company Group, (c) has or owns, directly or indirectly, any interest in any Company Intellectual Property or other Company Asset used or held for use in connection with the Company Business, (d) possesses, directly or indirectly, any financial interest in, or is a director, officer or manager of, any Person that is a Top Customer or Top Vendor, or (e) has or owns, directly or indirectly, any interest in any Contract between the Company and a Top Customer or Top Vendor (each, a “Related Party Arrangement”).

Section 4.20. Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of any member of the Company Group for which Parent shall be responsible following the Closing.

Section 4.21. Title to Assets. The Company Group has good, marketable and valid title to, or, in the case of property held under a lease or other Contract, an enforceable and valid leasehold interest in, or right to use, all of the tangible properties, rights and Company Assets that are used in and material to the operation of the Company Business. None of the tangible properties, rights and Company Assets that are used in and material to the operation of the Company Business is subject to any Lien (other than a Company Permitted Lien).

Section 4.22. Sufficiency of Assets.

(a) The rights, properties and other assets of the Company Group, including without limitation the manufacturing equipment, machinery, tooling, dies and other tangible property of the Company Group, constitute all of the rights, properties and other assets necessary to conduct the Company Business (i) as currently conducted and (ii) as currently contemplated or proposed to be conducted by the Company Group following the Closing, consistent with the Company Group’s existing business plans, budgets, and capital expenditure plans made available to Parent.

(b) Immediately following the Closing, the rights, properties and other assets of the Company Group, together with all other rights of Parent and any of its Affiliates (including the Surviving Company and each Company Subsidiary) pursuant to the Transaction Documents will constitute all of the rights, properties and other assets necessary to conduct the Company Business (i) as currently conducted and (ii) as currently contemplated or proposed to be conducted by the Company Group following the Closing, consistent with the Company Group’s existing business plans, budgets, and capital expenditure plans made available to Parent.

Section 4.23. Product and Service Warranty and Liability; Safety.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any Company Subsidiary, taken as a whole, since the Lookback Date, (i) there has been no pattern of defects in the design, construction, manufacture, packaging or labeling of any product distributed by a member of the Company Group with respect to the Company Business, (ii) each product sold by a member of the Company Group with respect to the Company Business has been designed, constructed, manufactured, packaged, installed and labeled in compliance with all applicable Laws, and no member of the Company Group has received any notice of any alleged noncompliance with any such applicable Law, and (iii) no member of the Company Group has been required to file, and has not filed, a notification or other report with any Governmental Authority concerning actual or potential hazards with respect to any of the products sold by or services provided by a member of the Company Group with respect to the Company Business.

(b) Section 4.23(b) of the Company Disclosure Letter sets forth, since the Lookback Date, (i) an accurate description of any claim made or threatened in writing to any member of the Company Group and that remains unresolved alleging deficiencies in the quality of products or services provided by a member of the Company Group with respect to the Company Business, in respect of which an amount with respect to such claim, individually or in the aggregate, exceeds $250,000 and would reasonably be expected to be payable to any customer of the Company Business to resolve such claim and (ii) an accurate list of any credits for alleged deficiencies in the quality of services provided by a member of the Company Group with respect to the Company Business, on an individual basis, issued by such member of the Company Group to any customer of the Company Business since the Lookback Date in excess of $250,000 (excluding any administrative or billing credits).

(c) Since the Lookback Date, there have been no product recalls, withdrawals or seizures with respect to any products manufactured, sold or delivered by the Company Group in the conduct of the Company Business.

Section 4.24. Insurance. Section 4.24 of the Company Disclosure Letter sets forth a true, correct and complete list of the material insurance policies that are maintained, owned or held by or for the benefit of the Company Group (the “Insurance Policies”), other than policies under any Canada Benefit Plans, including for each such Insurance Policy, the type of policy, form of coverage, the policy number, the name of the insurer and the effective, renewal and expiration dates. The Company Group has made available to Parent true, correct and complete copies of each such Insurance Policy. All Insurance Policies are in full force and effect, and no member of the Company Group has received any notice of cancellation, termination or non-renewal of (actual or threatened), premium increase with respect to, or alteration of coverage under, any of such Insurance Policies. All claims covered by the Insurance Policies have been properly and timely reported to and accepted, and no member of the Company Group has received notice that any such claim for coverage has been denied. All premiums under the Insurance Policies covering all periods up to and including the Closing Date have been, or will have been, paid in full. The Insurance Policies are comprised of the types and in the amounts required to be maintained under applicable Law and any Company Material Contract.

Section 4.25. Top Customers and Top Vendors.

(a) Section 4.25(a) of the Company Disclosure Letter sets forth the ten (10) largest customers of the Company Group (determined by dollar value of revenue) during the twelve (12) month period ended on the Balance Sheet Date (each, a “Top Customer”).

(b) Section 4.25(b) of the Company Disclosure Letter sets forth the ten (10) largest suppliers, vendors, service providers and other similar business relations of the Company Group (determined by dollar volume of expenditures) during the twelve (12) month period ended on the Balance Sheet Date (each, a “Top Vendor”).

(c) No Top Customer or Top Vendor has (i) ceased, or has given any notice to a member of the Company Group that it intends to cease, to acquire, or to change in a manner materially adverse to the Company Group the terms or conditions under which it acquires, the services or products of the Company Business, or has substantially reduced or has given any notice to a member of the Company Group that it intends to substantially reduce the frequency or volume of its acquisition of services and products of the Company Business or (ii) given any notice to the Company that it intends to (x) cease doing business with the Company Group or to (y) file for bankruptcy or voluntarily or involuntarily enter into insolvency proceedings under any state, federal or other jurisdictions. No member of the Company Group is, and since the Balance Sheet Date has not been, involved in any Action or other disagreement with any Top Customer or Top Vendor.

Section 4.26. Accounts Receivable; Accounts Payable. All accounts and notes receivable of the Company Group arose from bona fide transactions in the Ordinary Course of Business and constitute valid claims of the Company Group in all material respects. Except as set forth on Section 4.26 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to be material to the Company or any Company Subsidiary, taken as a whole, (A) no account debtor has asserted in writing any material claim, defense or right of set-off against, or refused to pay, any such account or note receivable, (B) to the Knowledge of the Company, such accounts and notes receivable are collectible in the Ordinary Course of Business, net of reserves reflected on the Most Recent Balance Sheet, and (C) since the date of the Most Recent Balance Sheet, the Company Group has not accelerated the collection of receivables or delayed the payment of payables, in each case, outside the Ordinary Course of Business.

Section 4.27. Inventory. Except as reflected or reserved against on the Financials in accordance with GAAP or as would not be material to the Company Business, taken as a whole: (a) all of the Inventory consists of supplies, raw materials, work in progress and finished goods, all of which are merchantable and fit for the purpose for which they were procured or manufactured and conform in all material respects with all applicable specifications and warranties, (b) all of the Inventory is useable or saleable in the Ordinary Course of Business, (c) none of the Inventory is slow-moving, obsolete, damaged or defective, (d) the quantities of each item of Inventory are not excessive and (e) none of the Inventory is held on consignment, or otherwise, by third parties.

Section 4.28. Bank Accounts. Set forth on Section 4.28 of the Company Disclosure Letter is an accurate and complete list showing (a) the name and address of each bank or other institution in which any member of the Company Group has an account (whether a deposit, checking, savings, brokerage, or investment account or otherwise) or lock or safe deposit box (each, an “Account”), the number of any such Account, the names of all persons authorized to draw thereon or to have access thereto, and (b) the names of all Persons, if any, holding powers of attorney from any member of the Company Group and a summary statement of the terms thereof.

Section 4.29. Capital Expenditures. Except as set forth on Section 4.29 of the Company Disclosure Letter, there are no Contracts or other arrangements that obligate any member of the Company Group to make any capital expenditure or capital commitment (or series of capital expenditures or capital commitments) in an amount that, individually or in the aggregate, is in excess of $3,000,000.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Parent, as of the date hereof, as follows:

Section 5.01. Organization; Standing and Power. Seller is duly organized, validly existing and in good standing under the applicable Law of its jurisdiction of organization. Seller has all requisite corporate or limited liability company power, as applicable, and authority necessary to enable it to own, lease or otherwise hold its properties and assets and to conduct its business and operations as currently conducted and as currently proposed to be conducted. Seller has made available to Parent true and complete copies of the Organizational Documents of Seller as amended through, and in full force and effect as of, the date of this Agreement, and Seller is not in violation of any provision of its Organizational Documents, other than such violations that, individually or in the aggregate, would not reasonably be expected to be material to Seller.

Section 5.02. Authority; Execution and Delivery; Enforceability. Seller has all requisite power and authority to execute and deliver each Transaction Document to which it is or is contemplated to be a party, to perform its obligations thereunder and to consummate the Transactions. The execution and delivery by Seller of each Transaction Document to which it is or is contemplated to be a party and the consummation by Seller of the Transactions have been duly authorized by the Boards of Directors or other governing body of Seller and no other corporate proceedings on the part of Seller are necessary to authorize the Transaction Documents to which it is or is contemplated to be a party or the consummation of the Transactions. Seller has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the other Parties, this Agreement constitutes its legal, valid and binding obligation, enforceable against Seller in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally or by principles governing the availability of equitable remedies). Upon the execution and delivery by Seller of each other Transaction Document to which it is or is contemplated to be a party and, assuming due authorization, execution and delivery by the other Parties thereto, each other Transaction Document to which it is or is contemplated to be a party will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally, or by principles governing the availability of equitable remedies).

Section 5.03. No Conflicts; Governmental Approvals.

(a) The execution and delivery by Seller of each Transaction Document to which it is a party does not, the execution and delivery by Seller of each Transaction Document to which it is contemplated to be a party will not, and the consummation by Seller of the Transactions and compliance with the terms hereof and thereof will not, conflict with, or result in any violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of the properties or assets of Seller under any provision of (i) the Organizational Documents of Seller, or (ii) subject to the filings, Consents and other matters referred to in Section 5.03(b), any Governmental Order or Law applicable to Seller or its properties or assets, other than, in the case of clause (ii) above, any such item that, individually or in the aggregate, would not reasonably be expected to materially delay or materially impair the ability of Seller to consummate the Merger.

(b) No action by (including any notification to, authorization by, Consent or approval of, or receipt of any Governmental Approval or Permit of), or in respect of, or filing with, any Governmental Authority is required by or on behalf of Seller or in respect of Seller, or in connection with, (i) the valid and lawful authorization, execution, delivery and performance by Seller of this Agreement or any Transaction Document to which it is (or with respect to Transaction Documents to be entered into at the Closing, will be) a party or (ii) the consummation of the Transactions, except for (x) filings under the HSR Act and (y) such actions or filings that the failure to take or make, as the case may be, would not, individually or in the aggregate, be material to Seller.

Section 5.04. Litigation. There is no Action pending or threatened against Seller that would, if decided adversely to Seller, prevent or materially delay the ability of Seller to consummate the Transactions. Seller is not subject to any outstanding Governmental Order that specifically names Seller and that would prevent or materially delay the ability of Seller to consummate the Transactions.

Section 5.05. Title. Seller legally and beneficially owns all of the Company Units. Other than the Company Units, there are no other Equity Interests of the Company.

Section 5.06. Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Seller for which Parent or the Company will be responsible following the Closing.

ARTICLE VI.

ADDITIONAL AGREEMENTS

Section 6.01. Books and Records. For a period of five (5) years after the Closing Date, Parent shall use commercially reasonable efforts to preserve and retain, or to cause the Company Group to preserve and retain and maintain, in an accessible form, all material corporate, accounting, legal and tax books and records of the Company Group relating to the conduct of the business and operations of the Company Group prior to the Closing Date.

Section 6.02. Tail Policy. Seller shall, at its sole expense, obtain, at or prior to the Closing, a fully paid “tail” insurance policy with respect to directors’ and officers’ liability insurance policies and fiduciary liability insurance policies, with a claims period of six (6) years following the Closing, from insurance carriers with the same or better claims-paying ability ratings as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (collectively, “D&O Insurance”), for the persons who are covered by the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability insurance policies and fiduciary liability insurance policies with terms, conditions, retentions and levels of coverage substantially equivalent to, and in any event no less favorable as, the Company and the Company Subsidiaries’ existing directors’ and officers’ liability insurance policies and fiduciary liability insurance policies with respect to matters existing or occurring at or prior to Closing. The cost of all premiums relating to and other fees and expenses incurred in connection with the D&O Insurance shall be borne by Seller.

Section 6.03. Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated, except as otherwise expressly provided herein. For the avoidance of doubt, Parent shall bear and be responsible for paying (a) 50% of all premiums, underwriting fees, broker fees, commissions or taxes with respect to the R&W Insurance Policy (including any retention amounts), (b) all fees and expenses otherwise owed by Parent or their respective Affiliates (in each case, whether or not to be paid by the Company after Closing) to any of their financial advisors, attorneys, accountants, advisors, consultants or other Representatives, and (c) any other fees or expenses initiated or incurred at request of Parent or their Representatives or otherwise allocated to Parent pursuant to this Agreement.

Section 6.04. Public Announcements. The Company and Seller, on the one hand, and Parent and Merger Sub, on the other hand, shall consult with each other and shall mutually agree upon any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation and agreement, other than any press release or other public statement that only contains information and statements that have been previously approved by the Parties pursuant to this Section 6.04, except as may be required by applicable Law, applicable SEC rules or regulations, court process or by obligations pursuant to any listing agreement with any U.S. national securities exchange; provided, that, in the case of any such legally required disclosure, the disclosing Party shall, to the extent practicable, use commercially reasonable efforts to provide the other Parties with reasonable prior notice of, and a reasonable time to review and comment on, such disclosure, and shall consider in good faith any comments received from the other Parties. Notwithstanding anything to the contrary in this Section 6.04, (a) the Parties agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be issued by Parent, which press release shall be mutually reasonably acceptable to Parent and Seller (the consent of Seller shall not be unreasonably withheld, conditioned or delayed), and (b) Parent shall not file with, or furnish to, the SEC or any securities exchange the Company Disclosure Letter without Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed); provided, that Parent may make any such filing or furnishing to the extent required by applicable Law, applicable SEC rules or regulations, the rules of any U.S. national securities exchange, or any comment or request of the staff of the SEC or such exchange, in which case Parent shall (i) to the extent practicable, provide Seller with reasonable prior notice thereof and a reasonable time to comment, (ii) upon Seller’s reasonable request, seek confidential treatment of any portions thereof, including omitting or redacting the information contained therein to the maximum extent permitted under Item 601 of Regulation S-K or otherwise available under applicable SEC rules, and (iii) reasonably cooperate with Seller in connection therewith.

Section 6.05. Tax Matters.

(a) For any applicable purposes in this Agreement (including for purposes of Schedule 8.02 and for calculating the Pre-Closing Income Tax Accrual Amount and the amount of Taxes included in Net Working Capital) that would be apportioned to a Straddle Period, the portion of any Taxes that are allocable to the portion of the Straddle Period ending on and including the Closing Date shall be (i) in the case of any real or personal property Taxes and any similar ad valorem Taxes, deemed to be the amount of such Tax for the entire Straddle

Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period and (ii) in the case of any Tax based upon or related to income, receipts, payments, proceeds, profits, payroll or similar items, deemed equal to the amount which would be payable if the relevant taxable period ended on and included the Closing Date based on an interim closing of the books as of the end of the day on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity or controlled foreign corporation (as defined in Section 957 of the Code) in which the Company holds a beneficial interest (whether directly or indirectly) shall be deemed to terminate at such time).

(b) Each Party shall provide the other Parties with such cooperation and information (including making employees available on a mutually convenient basis) to provide additional information and explanation of any material provided under this Section 6.05 as either of them reasonably may request in filing any such Tax Return or in connection with any examination, audit or other Action in respect of Taxes of the Company Group.

(c) All sales, use, value-added, gross receipts, excise, registration, stamp duty, transfer or other similar Taxes or governmental fees (“Transfer Taxes”) imposed or levied by reason of, in connection with or attributable to this Agreement and the transactions contemplated hereby shall be borne 50% by Seller and 50% by Parent. The Party required by Law to file a Tax Return with respect to such Transfer Taxes shall do so within the time period prescribed by Law, and the other Parties shall cooperate in filing such forms and documents as may be necessary in connection with the payment of any such Transfer Taxes, and to obtain any exemption or refund of any such Transfer Taxes.

(d) Seller shall cause all Tax sharing, Tax allocation, Tax indemnity or other similar agreements among any member of the Company Group and Seller (or any of its Affiliates) to be terminated prior to the Closing Date, such that no member of the Company Group shall be bound thereby or have any Liability thereunder whatsoever, including any Liability for Taxes of Seller or any of its Affiliates (other than the Company Group) for any Pre-Closing Tax Period, and Seller shall cause any and all amounts owed by any member of the Company Group to Seller or any of its Affiliates under any such agreement to be settled in full prior to Closing.

(e) The Mergers are intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and this Agreement is intended to constitute, and the Parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Subject to applicable Law, no Party hereto shall take any action or position before a Governmental Authority which is inconsistent with the Intended Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Further, each Party hereto shall cause all Tax Returns relating to the Merger to be filed consistent with the Intended Tax Treatment, unless required by applicable Law.

(f) If, at any time after the Closing, any of the Parties determines, or becomes aware that an “advisor” (as this term is defined for purposes of sections 237.3 and 237.4 of the ITA) has determined that a transaction contemplated by this Agreement is or should be disclosed to any Governmental Authority whatsoever in accordance with sections 237.3 and 237.4 of the ITA (or any analogous provision of any similar Law) (the “Disclosure Requirements”), the relevant Party shall notify the other Parties of its intent, or its advisor’s intent, to comply with the Disclosure Requirements and the Parties shall cooperate in good faith in preparing and filing any such disclosure on a timely basis and in accordance with applicable Laws.

Section 6.06. R&W Insurance Policy. Seller hereby acknowledges that Parent or one of its Affiliates has procured a conditionally bound representations and warranties insurance policy in respect of the representations and warranties made by the Company and Seller in Article IV and Article V herein (the “R&W Insurance Policy”) and agrees to, upon request, cooperate with Parent, its Affiliates, the Company, and the applicable insurers, carriers, underwriters, and agents in connection with Parent’s pursuit of claims under the R&W Insurance Policy. Parent and Seller each further acknowledges and agrees that the costs, premiums and underwriting fees and other fees, in each case, required to be paid in connection with obtaining and binding such R&W Insurance Policy shall be borne fifty percent (50%) by Parent and fifty percent (50%) by Seller. Parent shall, as soon as reasonably practicable after the Closing Date, deliver to Seller a true and complete copy of the fully executed R&W Insurance Policy. Parent agrees that after the Closing Date, the provisions of the R&W Insurance Policy shall not be modified, amended, or waived in any manner that has an adverse effect on Seller or their Affiliates (including any modification, amendment or waiver with respect to the subrogation provisions or third party beneficiaries provisions) without the prior written consent of Seller and Parent.

Section 6.07. Restrictive Covenants.

(a) Non-Competition. During the period commencing on the Effective Time and ending on the fifth (5th) anniversary of the Closing Date (the “Restricted Period”), each of Seller and Seller Parent shall not, and shall cause its Affiliates (for whose breach Seller shall be responsible) not to, in any manner, directly or indirectly, engage in, invest in, own, manage, operate, finance, control, participate in the ownership, management, operation or control of, any Person engaged, or planning or proposing to become engaged, in any Protected Activity anywhere in (i) North America or (ii) in any other country, territory or location in which the Company Group has conducted business or provided products or services since the Lookback Date through the date of this Agreement (the “Territory”); provided however, that (A) the restrictions set forth in the foregoing clauses of this sentence shall not apply to any acquisition or purchase by Seller, Seller Parent or any of their respective Affiliates of any publicly-traded equity, so long as such acquisition or purchase does not exceed, in the aggregate of all such equity interest owned by Seller, Seller Parent and their respective Affiliates, 4.99% of the then-current total issued and outstanding publicly-traded equity of any Person, and (B) notwithstanding anything to the contrary in this Agreement, the restrictions set forth in this Section 6.07(a) shall automatically terminate and be of no further force or effect, without any further action by any Person, on the first date on which both of the following conditions have been satisfied: (x) the second (2nd) anniversary of the Closing Date has occurred, and (y) (1) no Investor Director (as defined in the Investor Rights Agreement) is then serving on the board of directors of Parent and (2) Seller and its Affiliates no longer have any right under the Investor Rights Agreement to designate or nominate any individual for election or appointment to the board of directors of Parent, whether as a result of the termination or lapse of such right in accordance with the terms of the Investor Rights Agreement or the irrevocable written waiver or surrender of such right by Seller delivered to Parent (which Seller may deliver at any time in its sole discretion). Without limiting the foregoing, Seller acknowledges that the Surviving Company and the Company Subsidiaries may conduct the Protected Activity throughout the Territory as of immediately prior to the Closing, such that the scope of the Territory is reasonable and necessary to protect the goodwill and legitimate business interests being acquired by Parent hereunder.

(b) Non-Solicitation of Employees. During the Restricted Period, Seller shall not, and shall cause its Affiliates (for whose breach Seller shall be responsible) not to, directly or indirectly, (i) solicit, induce, or attempt to solicit or induce, any employee, consultant, or independent contractor of the Surviving Company or any Company Subsidiary to terminate or reduce his, her, or its employment or engagement with the Surviving Company or such Company Subsidiary, or (ii) hire, engage, or retain any Person who was an employee, consultant, or independent contractor of the Surviving Company or any Company Subsidiary at any time during the six (6)-month period preceding such hiring, engagement, or retention; provided, that this clause (ii) shall not apply to (x) general solicitations of employment not specifically directed at any such Person, including through bona fide public advertisements or search firm engagements not targeted at such Person, or (y) any Person whose employment or engagement was terminated by the Surviving Company or the applicable Company Subsidiary.

(c) Independent Covenants; Acknowledgement. Each of the covenants set forth in this Section 6.07 (collectively, the “Restrictive Covenants”) is a separate and independent covenant, and the existence of any Action by Seller or any of its Affiliates against Parent, the Surviving Company, or any Company Subsidiary, whether predicated on this Agreement or otherwise, shall not constitute a defense to, and shall not excuse, any breach of, or the enforcement by Parent of, any Restrictive Covenant. Seller has consulted with legal counsel regarding the Restrictive Covenants and, based on such consultation, acknowledges and agrees that (i) the Restrictive Covenants are reasonable in scope, duration, and geographic area, (ii) the Restrictive Covenants are necessary to protect the legitimate business interests and goodwill of the Surviving Company and the Company Subsidiaries and the substantial investment made therein by Parent in connection with the transactions contemplated by this Agreement, (iii) Parent would not have entered into this Agreement or consummated the transactions contemplated hereby without the protections afforded by the Restrictive Covenants, and (iv) the consideration paid to Seller hereunder includes fair and adequate consideration for Seller’s agreement to be bound by the Restrictive Covenants. The Parties intend that the conditions set forth in subsection 56.4(7) of the ITA have been satisfied such that subsection 56.4(5) of the ITA applies to the Restrictive Covenants. For greater certainty, the Parties acknowledge and agree that no portion of the Merger Consideration has been or shall be allocated to, and no proceeds shall be received or receivable by Seller for, the granting of the Restrictive Covenants and the Restrictive Covenants are integral to this Agreement and have been granted to maintain or preserve the fair market value of the Company Units. Seller covenants and agrees that the fact that no portion of the Merger Consideration has been allocable to the granting of the Restrictive Covenant provisions may not, and shall not, be raised or referred to by it in support of any challenge to the enforceability of the Restrictive Covenants granted by Seller under this Agreement.

(d) Severability. If, at the time of enforcement of any Restrictive Covenant, any court or other Governmental Authority holds that the duration, scope, or area restrictions stated herein are unreasonable under the circumstances then existing, the Parties agree that the maximum duration, scope, or area reasonable under such circumstances shall be substituted for the stated duration, scope, or area, and the court is hereby directed and authorized to revise, and to enforce as revised, the restrictions contained herein to the maximum extent, and for the maximum period, scope, and area, permitted by applicable Law. The invalidity or unenforceability of any Restrictive Covenant, or any part thereof, in any jurisdiction shall not affect the validity or enforceability of the remainder of the Restrictive Covenants in such jurisdiction, or the validity or enforceability of any Restrictive Covenant in any other jurisdiction.

(e) Tolling. In the event of a breach by Seller or any of its Affiliates of any Restrictive Covenant, the running of the applicable Restricted Period with respect to such Restrictive Covenant shall be tolled and extended for a period equal to the duration of such breach, so that Parent receives the full benefit of the applicable Restricted Period bargained for hereunder.

(f) Remedies. Seller acknowledges and agrees that any breach of any Restrictive Covenant would result in irreparable harm to Parent, the Surviving Company, and the Company Subsidiaries for which monetary damages, even if available, would not be an adequate remedy. Accordingly, in the event of any breach or threatened breach of any Restrictive Covenant, Parent shall be entitled, in addition to any other rights and remedies existing in its favor at law or in equity, to seek specific performance and injunctive or other equitable relief (including a temporary restraining order, preliminary injunction, and permanent injunction) to enforce, or prevent any violation of, the provisions of this Section 6.07, in each case without the necessity of posting a bond or other security and without the necessity of proving actual damages.

Section 6.08. [RESERVED].

Section 6.09. [RESERVED].

Section 6.10. Canada Regulatory Notifications.

(a) Following the Closing, Parent shall cause the Canadian Subsidiary to make, within the time prescribed by applicable Law, at Parent’s sole cost and expense, all notifications, filings and amendments required under the Canadian Firearms Laws, the Canadian Controlled Goods Laws and the Canadian Trade Laws in connection with the change in ownership of the Canadian Subsidiary resulting from the Transactions (the “Canadian Regulatory Notifications”).

(b) Prior to the Closing, the Company shall, and shall cause the Canadian Subsidiary to, cooperate with Parent and provide such information as Parent may reasonably request in connection with the Canadian Regulatory Notifications.

Section 6.11. Further Assurances. From time to time following the Closing, the Parties shall, at their own expense, execute, acknowledge and deliver all such further conveyances and other instruments and documents, and do and take all such further actions, as may be reasonably necessary or appropriate to make effective the Transactions.

Section 6.12. Employee Matters. From and after the date of this Agreement and continuing for the period set forth therein, Parent shall comply, or cause one of its Subsidiaries (including the Surviving Company) to, comply with the covenants and agreements set forth on Schedule 6.12. Schedule 6.12 is incorporated into and made a part of this Agreement as if fully set forth in this Section 6.12.

Section 6.13. Shared Contracts.

(a) Within thirty (30) days following the Closing, Seller and Parent, or their respective Affiliates (including, following the Closing with respect to Parent, the Company Group) shall, in consultation with each other, use their respective commercially reasonable efforts to separate the Shared Contracts, including, but not limited to, the Shared Contracts listed on Schedule 6.13 hereto, into two Contracts with the applicable counterparty, one Contract with terms and conditions that are exclusively related to the Company Business (the “Transferred Shared Contract”) and one Contract that exclusively relates to the other businesses of Seller or its other Affiliates (the “Retained Shared Contract”), in each case, on terms and conditions which, in the aggregate, are comparable to those of such Shared Contract prior to the separation (unless explicitly agreed by Parent on a case-by-case basis).

(b) From and after the Closing, to the extent any Shared Contract is not separated into a Transferred Shared Contract and Retained Shared Contracts in accordance with this Section 6.13, (i) Parent or the applicable member of the Company Group shall not extend the term or otherwise amend the terms of any such Shared Contract in a manner that would adversely affect Seller or any of its Affiliates without Seller’s prior written consent, and (ii) Seller and its Affiliates shall not extend the term or otherwise amend the terms of any such Shared Contract in a manner that would adversely affect the Parent or the Company Group without Parent’s prior written consent.

Section 6.14. Certain Remittance. Any amount received by the Company Group from and after the Closing that consists of (a) returns of premium, unearned premium, refund, rebate or credit of premiums paid in respect of any insurance policy of the Company Group that was terminated or cancelled at or prior to the Closing, in all cases not exceeding $50,000 in aggregate, (b) proceeds received from the matter set forth as Item (i)(2) on Section 4.11 of the Company Disclosure Letter (whether by way of payment, settlement, judgment, award, damages, interest, cost recovery or otherwise), net of any costs and expenses related thereto, (c) any refund, drawback, rebate, reimbursement, credit or other recovery (including any interest paid thereon by any Governmental Authority) of any tariff, customs duty or any other import duty, imposed under the International Emergency Economic Powers Act (“IEEPA”), in each case paid by or on behalf of any member of the Company Group with respect to any period (or portion thereof) ending on or prior to February 24, 2026, or (d) any Income Tax refund or credit or offset in lieu thereof (including any interest paid or credited by a Governmental Authority with respect thereto) of the Company Group with respect to a Pre-Closing Tax Period ending on or after December 31, 2025 (calculated, in the case of a Straddle Period, in a manner consistent with the methodology of Section 6.05(a), mutatis mutandis), except to the extent such refund, credit or offset was included as an asset in the calculation of Net Working Capital or Indebtedness (any such amount in clause (a), (b), (c) or (d), a “Remittance Amount”), in each case, shall be for the sole account of, and shall be the property of, Seller. If Parent or any member of the Company Group receives any Remittance Amount (or any such amount is applied as a credit against any premium or other amount owed by any of them), Parent shall, or shall cause such Person to, remit to Seller an amount in cash equal to such Remittance Amount, by wire transfer of immediately available funds to an account designated by Seller in writing, within thirty (30) Business Days after receipt thereof, without any deduction, setoff or counterclaim (other than any withholding or other obligation required by applicable Law).

Section 6.15. Leaseback of Antique Firearms. Following the Closing, Seller and its Affiliates (other than the Company Group) and Parent and its Affiliates shall negotiate in good faith and enter into a lease agreement (the “Leaseback Agreement”) pursuant to which Seller shall lease to the applicable member of the Company Group the Antique Firearms. The Leaseback Agreement shall provide for the terms set forth on Schedule 6.15 hereto. The Parties shall use commercially reasonable efforts to finalize and execute the Leaseback Agreement within one hundred eighty (180) days after the Closing Date.

ARTICLE VII.

CLOSING DELIVERIES

Section 7.01. Company’s and Seller’s Closing Deliveries. At or prior to the Closing, the Seller or Company, as applicable, shall have delivered (or caused to be delivered) to Parent:

(a) the First Certificate of Merger, duly executed by the Company;

(b) the Investor Rights Agreement, duly executed by Seller;

(c) an IRS Form W-9, properly completed and duly executed by Seller;

(d) letters of resignation and release of the directors, managers and officers of the Company Group set forth on Section 7.01(d) of the Company Disclosure Letter;

(e) a good standing certificate for each member of the Company Group from the Secretary of State or other applicable Governmental Authority of such entity’s respective jurisdiction of formation dated as of a date not earlier than three (3) days prior to the Closing;

(f) a certificate dated as of the Closing Date, duly executed by a duly authorized officer of the Company, certifying that (A) the attached copy of the resolutions of the Board of Directors or other governing body of the Company authorizing and approving the execution, delivery and performance of this Agreement, and the consummation of the Transactions are true, correct and complete, and stating that such resolutions of the Board of Directors or other governing body have not been amended, modified, revoked or rescinded, and (B) the attached Organizational Documents of the Company (and the Company Subsidiaries) are true, correct and complete and in full force and effect, and such Organizational Documents have not been amended, modified, revoked or rescinded, except as expressly authorized or required hereunder;

(g) a certificate dated as of the Closing Date, duly executed by a duly authorized officer or manager of Seller, certifying that the attached copy of the resolutions of the Board of Directors or other governing body of Seller authorizing and approving the execution, delivery and performance of this Agreement, and the consummation of the Transactions are true, correct and complete, and stating that such resolutions of the Board of Directors or other governing body have not been amended, modified, revoked or rescinded;

(h) the executed Consents of, and evidence that the required notices have been delivered to, the third parties as set forth on Section 7.01(h) of the Company Disclosure Letter, each in form reasonably satisfactory to Parent;

(i) a duly executed investor questionnaire in the form attached hereto as Exhibit C (the “Investor Questionnaire”) from Seller, which shall be delivered to Parent at least one (1) Business Day prior to the Closing Date and shall be true, correct and complete as of the Effective Time and shall certify that Seller is an “accredited investor” pursuant to Regulation D of the Securities Act;

(j) documents evidencing its purchase and payment in full of the D&O Insurance, and evidence that such D&O Insurance shall be bound as of the Effective Time, on terms reasonably acceptable to Parent;

(k) a digital copy of all documents and other information that was included in the Virtual Data Room on or prior to the date of this Agreement;

(l) evidence in form and substance reasonably acceptable to Parent that each of the Contracts or arrangements identified on Section 7.01(l) of the Company Disclosure Letter have been terminated and the parties to such Contract or arrangement have waived all of their respective rights thereunder, in each case effective prior to or as of the Effective Time;

(m) the Estimated Closing Statement pursuant to Section 2.05(a);

(n) such documentation as may be required for repayment and satisfaction of the Closing Indebtedness and termination and release of all Liens associated therewith;

(o) such documentation as may be required for the termination and release of all Liens on any Company Asset; and

(p) the Seller Parent Guaranty, duly executed by Seller Parent.

Section 7.02. Parent’s and Merger Sub’s Closing Deliveries. At or prior to the Closing, Parent or Merger Sub, as applicable, shall have delivered (or caused to be delivered) to Seller and Company:

(a) evidence of irrevocable instruction provided to Transfer Agent issuing shares of Parent Common Stock as part of the Initial Merger Consideration (which can be in the form of email); provided that, Parent shall promptly provide on the Closing Date, when available, corresponding book entry statement (or other form of Transfer Agent confirmation) showing such shares of Parent Common Stock registered in Seller’s name (which can be in the form of a screenshot provided by Transfer Agent via email);

(b) the Second Certificate of Merger, duly executed by Parent;

(c) payment of Estimated Cash Consideration by wire transfer of immediately available funds to an account designated in writing by Seller;

(d) a Listing of Additional Shares Notification Form, which Parent shall have submitted to Nasdaq not less than fifteen (15) calendar days prior to the date of this Agreement, with respect to the shares of Parent Common Stock issued as Merger Consideration;

(e) the Investor Rights Agreement, duly executed by Parent; and

(f) a certificate dated as of the Closing Date, duly executed by the Secretary of Parent, certifying that the attached copy of the resolutions of the Board of Directors of Parent authorizing and approving (A) the execution, delivery and performance of this Agreement and each Transaction Document to which Parent is a party, (B) the consummation of the Transactions, including the First Step Merger and the Second Step Merger, (C) the issuance of the shares of Parent Common Stock and payment of cash constituting the Merger Consideration, and (D) the submission of the Listing of Additional Shares Notification Form to Nasdaq, are true, correct and complete, and stating that such resolutions have not been amended, modified, revoked or rescinded.

ARTICLE VIII.

SURVIVAL; INDEMNIFICATION

Section 8.01. Survival.

(a) The representations and warranties in Article III, Article IV and Article V (other than the Fundamental Representations therein) shall not survive the Closing and the Fundamental Representations in Article IV and Article V shall survive the Closing for four (4) years after the Closing Date. The covenants and agreements contained herein that contemplate performance following the Closing shall survive the Closing and remain in full force and effect until fully performed or for the term stated therein. The indemnification obligation set forth in Section 8.02 (i) with respect to Item #1, Item #2, Item #3 and Item #4 set forth on Schedule 8.02, shall survive the Closing indefinitely, and (ii) with respect to Item #5, Item #6 and Item #7 set forth on Schedule 8.02, shall survive the Closing until the date that is sixty (60) days after the expiration of the applicable statute of limitations (including the normal reassessment period under the ITA and any comparable Law of any province or territory of Canada). For the avoidance of doubt, the parties hereto acknowledge, accept, and agree that the survival periods prescribed in this Section 8.01 shall supersede and replace any statutes of limitations that would otherwise be applicable.

(b) Notwithstanding anything herein to the contrary, (i) if any Party makes any written claim for indemnification hereunder prior to the Expiration Date for the representation, warranty, or covenant on which such claim is based, such representation, warranty, or covenant shall not expire with respect to such claim and such claim may be pursued until the final resolution thereof in accordance with the provisions of this Article VIII, and (ii) in no case shall the expiration of any representation, warranty, or covenant affect any claim based on, for or in respect of Fraud or affect Parent Indemnified Parties’ rights against the R&W Insurance Policy and to pursue claims thereunder.

Section 8.02. Indemnification of Parent Indemnified Parties. Subject to the limitations set forth in Section 8.03, from and after the Closing, Seller hereby agrees to indemnify, reimburse, defend and hold each Parent Indemnified Party harmless from and against any and all Losses sustained or incurred by such Parent Indemnified Party in connection with, arising out of, resulting from, or based upon:

(a) any inaccuracy in or breach of any Fundamental Representation;

(b) the breach or violation of any agreement, covenant or obligation made by the Company or Seller in this Agreement; and

(c) any matter identified on Schedule 8.02 (the “Specified Matters”).

Section 8.03. Limitations on Indemnification. Notwithstanding anything herein to the contrary, the indemnification obligations of Seller pursuant to Section 8.02 shall be limited as follows:

(a) with respect to Item #2 set forth on Schedule 8.02, in no event shall the aggregate liability of Seller for indemnification pursuant to Section 8.02 exceed $1,000,000;

(b) the maximum aggregate liability of Seller Indemnified Parties for all claims under Section 8.02 shall not exceed the Base Transaction Value; and

(c) the limitations set forth in this Section 8.03 shall not apply to, and there shall be no restrictions herein whatsoever on, the Parent Indemnified Parties’ right to pursue claims against the R&W Insurance Policy, subject to the terms thereof.

Section 8.03. Third-Party Claims.

(a) In the event that a claim is made by a third Person (a “Third-Party Claim”) against any Person in connection with which such Person is (or is anticipated to be) entitled to indemnification under this Section 8.04 (an “Indemnified Party” and any Person required to provide indemnification under this Agreement, an “Indemnifying Party”), then the Indemnified Party shall provide notice to the Indemnifying Party promptly following the assertion of such Third-Party Claim; provided, however, that the failure to provide such notice will not relieve any Indemnifying Party of any Liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such Third-Party Claim is actually and materially prejudiced by the Indemnified Party’s failure to give such notice.

(b) Upon receiving any notice from an Indemnified Party pursuant to Section 8.04(a), the Indemnifying Party shall, at its sole cost and expense, be entitled to participate in the defense of such Third-Party Claim and to assume the defense of such Third-Party Claim with counsel reasonably satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Third-Party Claim, the Indemnifying Party shall not, so long as it diligently conducts such defense, be liable to the Indemnified Party under this Section 8.04 for any fees of other counsel or any other expenses with respect to the defense of such Third-Party Claim, in each case, subsequently incurred by the Indemnified Party in connection with the defense of such Third-Party Claim, except for reasonable costs of investigation. If the Indemnifying Party assumes the defense of a Third-Party Claim, (i) such assumption will conclusively establish for purposes of this Agreement that the claims made in the Third-Party Claim are within the scope of and subject to indemnification under this Section 8.04, (ii) no compromise or settlement of such Third-Party Claims may be effected by the Indemnifying Party without the Indemnified Party’s consent (which shall not be unreasonably withheld, conditioned or delayed) unless (A) there is no finding or admission of violation of any Law or the rights of any Person and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and such compromise or settlement includes an unconditional release of the Indemnified Party; and (iii) the Indemnified Party shall have no Liability with respect to any compromise or settlement of such Third-Party Claims effected without its consent. If notice of any Third-Party Claim is given to an Indemnifying Party in accordance with Section 8.04(a), and the Indemnifying Party does not, within twenty (20) days after such notice is given, give notice to the Indemnified Party of its election to assume the defense of such Third-Party Claim, the Indemnifying Party will be bound by any determination made in such Third-Party Claim or any compromise or settlement thereof effected by the Indemnified Party. Notwithstanding the foregoing, the Seller shall not be required to provide notice to the Parent Indemnified Parties to assume the defense of any Specified Matter for which formal proceedings have been initiated prior to and are ongoing as of the Closing Date.

(c) Notwithstanding the foregoing, if (i) an Indemnified Party reasonably determines that it is likely that a Third-Party Claim may adversely affect it or its Affiliates in any material respect other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, (ii) the Indemnifying Party is also a Person against whom the Third-Party Claim is made and the Indemnified Party reasonably determines that joint representation would be inappropriate, (iii) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Third-Party Claim and provide indemnification with respect to such Third-Party Claim at the sole cost and expense of the Indemnifying Party, (iv) the Third-Party Claim is made by a Governmental Authority, (v) the Indemnified Party reasonably believes that its share of the potential Losses claimed for which it would not be entitled to indemnification hereunder as a result of the limitations set forth herein could likely exceed the amount for which it could be entitled to indemnification hereunder, (vi) the Indemnifying Party fails to assume the defense of or fails to diligently conduct the defense of such Third-Party Claim, or (vii) the Third-Party Claim involves equitable relief or otherwise does not solely involve monetary damages, then, in any such case, the Indemnified Party shall have the right, by notice to the Indemnifying Party, to exclusively defend, compromise or settle such Third-Party Claim, but the Indemnifying Party will not be bound by any determination of any Third-Party Claim so defended for purposes of this Agreement or any compromise or settlement effected without its consent (which may not be unreasonably withheld, conditioned or delayed).

(d) Notwithstanding anything to the contrary in this Agreement, with respect to any Specified Matter, whether pending as of the Closing or commenced thereafter: (i) Seller shall have the sole and exclusive right, at its election and at its sole cost and expense, to control, direct and conduct the investigation, defense, prosecution, negotiation, compromise and settlement of such Specified Matter, with counsel of its choosing, in the name of Seller or the applicable member of the Company Group, as Seller may determine; (ii) Seller may compromise or settle any Specified Matter without the consent of Parent or any Parent Indemnified Party, so long as such compromise or settlement (A) provides solely for monetary relief that is paid in full by Seller and (B) does not impose any injunctive or other equitable relief on, or require or suggest any admission of impropriety or wrongdoing by, Parent, any Parent Indemnified Party, or any member of the Company Group, and any other compromise or settlement that does impose the items of clause (ii)(B) or otherwise shall require Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed); and (iii) no Parent Indemnified Party shall compromise, settle, admit liability with respect to or consent to the entry of any judgment in respect of any Specified Matter without Seller’s prior written consent (which may not be unreasonably withheld, conditioned or delayed), and Seller shall have no indemnification obligation with respect to any compromise, settlement or judgment effected in violation of this clause (iii) to the extent that Seller demonstrates that Seller is actually and materially prejudiced by such violation.

(e) With respect to any Third-Party Claim subject to indemnification under this Section 8.04, (i) both the Indemnified Party and the Indemnifying Party, as the case may be, shall in all material respects keep the other Person fully informed of the status of such Third-Party Claim and any related Actions at all stages thereof; (ii) the Parties agree to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third-Party Claim; (iii) the Parties shall cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all confidential information and any attorney-client, work-product, and other legal privileges; and (iv) each Party agrees that it will use reasonable best efforts to avoid production of confidential information (consistent with applicable Law and rules of procedure) and that all communications between any Parties and counsel responsible for or participating in the defense of any Third-Party Claim will (to the extent possible) be made so as to preserve any applicable attorney-client, work-product, and other legal privilege.

(f) Notwithstanding anything to the contrary contained in this Agreement, the Parties agree that if a Third-Party Claim will or may result in a Parent Indemnified Party bringing a claim for indemnification pursuant to this Article VIII that includes or involves a claim against the R&W Insurance Policy (an “Insured Claim”), then each applicable insurer and/or its Representatives shall have the right to associate in and control the defense of any such Insured Claim, and the Parties and their Affiliates shall provide each applicable insurer and/or its Representatives such cooperation and information as may be reasonably requested in connection therewith; provided, however, that nothing in this Section 8.04(f) shall require any waiver of solicitor-client privilege, litigation privilege, or work-product protection.

Section 8.04. Direct Claims for Indemnification. If any Indemnified Party makes a claim for indemnification under this Article VIII with respect to any Loss which does not result from a Third-Party Claim (a “Direct Claim”), the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. Such written notice shall describe in reasonable detail the facts constituting the basis for such Direct Claim and the amount of potential Losses sought for recovery hereunder to the extent known, provided that the failure to provide such notice will not relieve any Indemnifying Party of any Liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the Indemnifying Party has been actually and materially prejudiced by the Indemnified Party’s failure to give such notice. Following receipt of notice of a Direct Claim, an Indemnifying Party shall have thirty (30) days to respond in writing and to investigate such Direct Claim, and the Indemnified Party shall cooperate with such investigation as reasonably requested by the Indemnifying Party. If the Indemnifying Party fails to respond to notice of a Direct Claim within thirty (30) days after receipt thereof, the Indemnifying Party shall be deemed to have accepted such Direct Claim and responsibility therefor.

Section 8.05. Calculation of Losses; Adjustment to Merger Consideration. No Indemnified Party shall be entitled to recover for any Losses to the extent that such Losses are or were taken into account in determining the Post-Closing Adjustment Amount pursuant to Section 2.05. Further, notwithstanding anything to the contrary herein, no Party shall have any Liability to any Indemnified Party or any other Person for any punitive Losses, except to the extent such Losses are actually awarded to a Person not party to this Agreement. Any and all indemnification payments made pursuant to this Article VIII shall be treated by the Parties as an adjustment to the Merger Consideration unless otherwise required by applicable Law.

Section 8.06. Exclusion of Other Remedies. From and after the Closing, the indemnification terms contained in this Article VIII shall be the sole and exclusive means by which Parent Indemnified Parties and Seller Indemnified Parties may recover for Losses arising out of or related to this Agreement or the Transaction, regardless of any other legal theory under which redress may be sought; provided, however, that nothing in this Article VIII shall in any way limit (i) the operation of Section 2.05(c), (ii) Parent Indemnified Parties’ rights against the R&W Insurance Policy and to pursue claims thereunder, (iii) the rights of any Party to injunctive or other equitable relief as set forth herein or (iv) the rights of any Parent Indemnified Party or Seller Indemnified Party in respect of Fraud or willful misconduct.

Section 8.07. Order of Recovery.

(a) Subject to the limitations contained elsewhere in this Article VIII, as applicable, upon any Parent Indemnified Party making any claim for indemnification pursuant to Section 8.02(a) (except for Fraud or willful misconduct), if coverage under the R&W Insurance Policy is available, then Parent shall first use its commercially reasonable efforts to pursue recovery for such claim against the R&W Insurance Policy if and to the extent coverage is available thereunder, then seek recovery directly against Seller or Seller Parent.

(b) Subject to the limitations contained elsewhere in this Article VIII, as applicable, upon a Parent Indemnified Party making any claim for indemnification pursuant to Section 8.02(b), Parent and such Parent Indemnified Party may, in their sole discretion, seek recovery against Seller or Seller Parent personally and directly.

Section 8.08. No Circular Recovery or Right of Contribution. Notwithstanding anything to the contrary in this Agreement, Seller hereby agrees that (a) with respect to any claim brought by a Parent Indemnified Party against Seller relating to this Agreement or the agreements contemplated hereby or the consummation of the transactions contemplated hereunder or thereunder, or that is based on any facts or circumstances that form the basis for an indemnification claim by a Parent Indemnified Party under this Agreement or the agreements contemplated hereby, Seller shall be prohibited from making any reciprocal claim for indemnification or reimbursement against Parent or any of its Affiliates by reason of the fact that Seller was a controlling person, director, equity owner, employee or representative of the Company, and (b) Seller shall have no right of contribution against the Company for any indemnification obligations that Seller may have pursuant to this Article VIII or any agreement contemplated hereby.

Section 8.09. Materiality Qualification; Strict Liability. For purposes of (a) determining any inaccuracy in or breach of any representation or warranty contained in this Agreement solely as they relate to recovery under the R&W Insurance Policy, and (b) for calculating the amount of Losses to which any Indemnified Parties are entitled pursuant to this Article VIII, the terms and phrases “material,” “materially,” “in all material respects,” “Company Material Adverse Effect” and terms and phrases of like import, are to be disregarded (as the context of the sentence wherein such terms and phrases are used may require). The indemnification provisions in this Article VIII are to be enforceable regardless of whether any Person (including any party hereto) alleges or proves the sole, concurrent, contributory, or comparative negligence of the Person seeking indemnification hereunder or that the Person seeking indemnification hereunder is subject to strict liability for any matter that is the subject of such Person’s claim.

ARTICLE IX.

GENERAL PROVISIONS

Section 9.01. Amendment. This Agreement may be amended, modified, or supplemented only by a written instrument signed by each of the Parties. No course of dealing between or among the Parties shall be deemed effective to modify, amend, or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement.

Section 9.02. Waiver. At any time prior to the Effective Time, any Party may, to the extent legally permitted, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) waive compliance with any of the agreements or conditions of the other Parties contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the Party granting such extension or waiver. No failure or delay by any Party in exercising any right, power, or privilege under this Agreement, and no course of dealing between or among the Parties, shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power, or privilege preclude any other or further exercise thereof or the exercise of any other right, power, or privilege hereunder. No waiver by any Party of any breach of this Agreement, or of any representation, warranty, covenant, or agreement contained herein, shall be deemed to extend to, or to affect in any way any rights arising by virtue of, any prior or subsequent breach hereof or occurrence.

Section 9.03. Notices. Any notice, request, demand, claim or other communication required or permitted to be delivered, given or otherwise provided under this Agreement must be in writing and must be delivered personally, delivered by nationally recognized overnight courier service or sent by email with confirmation of receipt. Any such notice, request, demand, claim or other communication shall be deemed to have been delivered and given (a) when delivered, if delivered personally, (b) the Business Day after it is deposited with such nationally recognized overnight courier service, if sent for overnight delivery by a nationally recognized overnight courier service or (c) the day of sending, if sent by email prior to 5:00 p.m. (Central time) on any Business Day or the next succeeding Business Day if sent by email after 5:00 p.m. (Central time) on any Business Day or on any day other than a Business Day; provided, that the sender’s computer generates a confirmation of transmission that such email was sent to the appropriate email address on a specified date:

If to the Company (prior to the Closing) or Seller, to:

JDH Capital Company

1111 Travis St.

Houston, TX 77002

Attention:   Michael Fertitta; Ryan Connelly

Email:     [***]; [***]

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

811 Main Street, Suite 3700

Houston, TX 77002

Attention: Ryan J. Maierson; Nick S. Dhesi;

  Bruce C. Herzog

Email: ryan.maierson@lw.com; nick.dhesi@lw.com;

bruce.herzog@lw.com

If to Parent, Merger Sub, or the Company (after the Closing), to:

Smith & Wesson Brands, Inc.

1852 Proffitt Springs Road

Maryville, Tennessee 37801

Attention:   Kevin A. Maxwell

Email:     [***]

with a copy (which shall not constitute notice) to:

Bass, Berry & Sims PLC

21 Platform Way South, Suite 3500

Nashville, Tennessee 37203

Attention:   Tatjana Paterno; Tyler Huseman

Email:     tpaterno@bassberry.com; tyler.huseman@bassberry.com

Any Party hereto may, by notice to the other Parties, change the address and identity of the Person to which such notices and copies of such notices are to be given. The Parties agree that nothing in this Agreement shall affect each other Party’s right to serve process in any other manner permitted by Law.

Section 9.04. Headings. The article, section and paragraph headings contained in this Agreement, including in the table of contents of this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.05. Interpretation.

(a) Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include any other gender as the context requires. The terms “hereof”, “herein”, “herewith” and words of similar import, unless otherwise stated, shall be construed to refer to this Agreement as a whole (including all of the Annexes, Exhibits and Schedules hereto) and not to any particular provision of this Agreement. Article, Section, Annex, Exhibit or Schedule references are to the articles, sections, annexes, exhibits and schedules of or to this Agreement unless otherwise specified. Any capitalized terms used in any Schedule to this Agreement or to any other Transaction Document but not otherwise defined therein shall have the meaning as defined in this Agreement or the other Transaction Document to which such Schedule is attached, as applicable. Any definition of or reference to any agreement, instrument or other document herein (including any reference herein to this Agreement) shall, unless otherwise stated, be construed as referring to such agreement, instrument or other document as from time to time amended, restated, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein). Any definition of or reference to any Law shall be construed as referring to such Law as from time to time amended, restated, supplemented or otherwise modified (including by succession of comparable successor Laws), and all references to any statute shall be construed as referring to all rules, regulations, rulings and official interpretations promulgated or issued thereunder. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation”, unless otherwise specified. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. All references to “$”, dollar amounts or otherwise expressed in an amount of currency are to be exclusively interpreted as references to United States dollars unless expressly indicated otherwise. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party hereto by virtue of the authorship of any provisions hereof. References herein to a day or number of days shall refer to calendar days, unless such reference is specifically to a “Business Day” and the terms “year” and “years” shall refer to calendar years, unless such reference is specifically to a fiscal year. When calculating the period of time before which, within which or following which any act is to be done or step is to be taken pursuant to this Agreement, if the last day of such period is not a Business Day, the period shall end on or such act or step shall be required to be taken on or by, as applicable, the next succeeding Business Day. With respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”.

(b) The words “made available to the Company” and words of similar import refer to documents delivered in person or electronically to the Company or its respective Representatives. The words “made available to Parent”, “made available to Merger Sub” and words of similar import refer to documents posted to the “Project Tristar” virtual data room hosted by Datasite (the “Virtual Data Room”) no later than 12:01 a.m. Central time on the date which is two (2) Business Days prior to the date hereof and has been made fully available and accessible on a continuous basis by or on behalf of the Company for review therein by Parent and its Representatives since such time.

Section 9.06. Disclosure Letter. The Company Disclosure Letter has been arranged, for purposes of convenience only, as separate schedules corresponding to the subsections of this Agreement. The representations and warranties contained in Article IV of this Agreement are subject to (i) the exceptions and disclosures set forth in the part of the Company Disclosure Letter corresponding to the particular subsection of Article IV in which such representation and warranty appears; (ii) any exceptions or disclosures explicitly cross-referenced in such part of the Company Disclosure Letter by reference to another part of the Company Disclosure Letter; and (iii) any exception or disclosure set forth in any other part of the Company Disclosure Letter to the extent it is reasonably apparent on its face that such exception or disclosure qualifies such representation and warranty. No reference to or disclosure of any item or other matter in the Company Disclosure Letter (x) shall be construed as an admission or indication that such item or other matter is material or has resulted in or would result in a Company Material Adverse Effect (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Letter, or (y) shall be deemed to expand in any way the scope or effect of any such representations, warranties or covenants. The specification of any dollar amount or quantity in any representation or warranty contained in this Agreement, or the inclusion of any specific item in the Company Disclosure Letter, is not intended to imply that such amount, quantity, or a higher or lower amount or quantity, or the item so included or any other item, is or is not material, and no Party shall use the fact of the setting forth of any such amount, quantity, or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Company Disclosure Letter is or is not material for purposes of this Agreement. Headings and introductory language have been inserted in the Company Disclosure Letter merely for convenience of reference and shall not have the effect of amending or changing the express description of the schedules as set forth in this Agreement. The information set forth in the Company Disclosure Letter is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any Party hereto to any third party of any matter whatsoever, including of any violation of applicable Law or breach of any agreement. The Company Disclosure Letter and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of the Company contained in this Agreement. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

Section 9.07. Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid, void or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party hereto. Upon any such determination, any such provision, to the extent determined to be invalid, void or unenforceable, shall be deemed replaced by a provision that such court determines is valid and enforceable and that comes closest to expressing the intention of the invalid, void or unenforceable provision.

Section 9.08. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute but one and the same instrument. This Agreement will become effective when duly executed counterparts have been signed by each Party and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Counterpart signature pages to this Agreement may be delivered by electronic delivery (i.e., by email of a PDF signature page, DocuSign, or by any other electronic signature complying with the United States federal ESIGN Act of 2000, whether delivered by email or other transmission method) and each such counterpart signature page will constitute an original and shall be deemed binding for all purposes.

Section 9.09. Entire Agreement; No Third-Party Beneficiaries. This Agreement, taken together with the Company Disclosure Letter, the other Transaction Documents and the Confidentiality Agreement, and any Annexes, Exhibits and Schedules hereto and thereto, (i) contain the entire agreement between the Parties and parties thereto with respect to the subject matter hereof and thereof and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between such parties with respect to the subject matter hereof or thereof other than those set forth or referred to herein or therein and (ii) are not intended to confer upon any Person other than the Parties and parties thereto any rights or remedies.

Section 9.10. Governing Law. This Agreement and all disputes, controversies or other Actions arising out of or relating to this Agreement or the Transactions, including matters of validity, construction, effect, performance and remedies, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to any conflicts of law principles that would result in the application of the Laws of any other jurisdiction.

Section 9.11. Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any Party hereto without the prior written consent of each other Party hereto; provided, however, that Parent may assign (or pledge as security for any financing or assign to any lender as collateral security) any of its rights under this Agreement, in whole or in part, without the prior written consent of Seller, to one or more of their Affiliates at any time, provided, that such assignment (or pledge) (a) does not, and would not be reasonably expected to, prevent or impede the Intended Tax Treatment and (b) shall not relieve Parent of any of its obligations hereunder. Any purported assignment without such consent shall be void. Subject to the two immediately preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. No assignment permitted by this Section 9.11 shall release the assigning party from Liability for the full performance of its obligations under this Agreement.

Section 9.12. Specific Performance. Notwithstanding anything in this Agreement to the contrary, the Parties agree that irreparable damage would occur in the event that any of the obligations, undertakings, covenants or agreements contained in this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, without any bond or other security being required, and to enforce specifically the terms and provisions of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which the Parties are entitled under this Agreement.

Section 9.13. Jurisdiction; Venue; Service of Process.

(a) Jurisdiction. Each of the Parties, by its execution hereof, hereby (i) irrevocably submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or if, but only if, such court declines to accept jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware) (the “Chosen Courts”) for the purpose of any Action among any of the Parties relating to or arising in whole or in part under or in connection with this Agreement, any Transaction Document or the Transactions, or the negotiation, terms, and performance hereof and thereof, (ii) waives to the extent not prohibited by applicable Law, and agrees not to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the Chosen Courts, that any such Action brought in one of the Chosen Courts should be dismissed on grounds of forum non conveniens, should be transferred or removed to any court other than one of the Chosen Courts, or should be stayed by reason of the pendency of some other Action in any other court other than one of the Chosen Courts or that this Agreement, any Transaction Document or the subject matter hereof or thereof may not be enforced in or by such court, and (iii) agrees not to commence any such Action other than before one of the Chosen Courts. Notwithstanding the foregoing, a Party may commence any Action in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by one of the Chosen Courts.

(b) Venue. Each of the Parties agrees that for any Action among any of the Parties relating to or arising in whole or in part under or in connection with this Agreement, any Transaction Document or the Transactions, or the negotiation, terms, and performance hereof and thereof, such Party shall bring such Action only in the Chosen Courts. Each Party further waives and agrees not to assert any claim that venue should properly lie in any other location within the selected jurisdiction.

(c) Service of Process. Each of the Parties hereby (i) consents to service of process in any Action among any of the Parties relating to or arising in whole or in part under or in connection with this Agreement, any Transaction Document or the Transactions, or the negotiation, terms, and performance hereof and thereof, in any manner permitted by Delaware law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 9.03, will constitute good and valid service of process in any such Action, and (iii) waives (to the extent permitted by applicable Law) and agrees not to assert (by way of motion, as a defense, or otherwise) in any such Action any claim that service of process made in accordance with clause (i) or clause (ii) does not constitute good and valid service of process.

Section 9.14. Waiver of Jury Trial. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE PARTIES HEREBY WAIVE, AND COVENANT THAT THEY WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR ANY OF THE TRANSACTIONS, OR THE NEGOTIATION, TERMS, AND PERFORMANCE HEREOF AND THEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT, ANY TRANSACTION DOCUMENT OR ANY OF THE TRANSACTIONS, OR THE NEGOTIATION, TERMS, AND PERFORMANCE HEREOF AND THEREOF, AND THAT SUCH ACTIONS WILL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 9.15. [RESERVED].

Section 9.16. Definitions

For the purposes of this Agreement:

“ACA” has the meaning set forth in Section 4.09(d).

“Accounting Principles” means the accounting principles, policies, practices, procedures, categorizations, definitions, methods, and estimation techniques set forth on Annex I hereto, applied in the manner and to the extent set forth therein.

“Action” means any private or governmental claim, action, suit, demand, notice, charge, audit, investigation, complaint, summons, subpoena, arbitration, assessment, lawsuit, litigation, or other proceeding (whether sounding in contract, tort or otherwise, whether civil, administrative, judicial or criminal and whether brought at law or in equity).

“Affiliate” means, with respect to any specified Person, any other Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under direct or indirect common control with such specified Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities (including, ownership by trusts with substantially the same beneficial interests), by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“AI” means any and all artificial or augmented intelligence, machine learning, deep learning, self-improving, and/or predictive analytics, or any Software, algorithm, hardware, or other tool that makes decisions based on rules or statistics learned from example data (such as prediction, simulation, optimization, natural language processing, and other augmented or artificial intelligence techniques).

“Anti-Corruption Laws” means all U.S. and applicable non-U.S. Laws relating to the prevention of corruption and bribery and money laundering, including, to the extent applicable, the FCPA and the UK Bribery Act of 2010.

“Antique Firearms” has the meaning set forth in the Recitals.

“Available Cash” means all Cash of the Company Group, net of (a) any prepayments made by any customer to the Company Group as of the Closing Date, and (b) the amount of any Restricted Cash. The amount of Available Cash will be calculated in accordance with the Accounting Principles and as of immediately prior to the Effective Time.

“Balance Sheet Date” has the meaning set forth in Section 4.06(a).

“Base Transaction Value” means $160,000,000.00.

“Benefit Plan” means, with respect to any Person, any plan, program, policy, agreement or arrangement that is an employment, consulting, deferred compensation, executive compensation, incentive bonus or other bonus, employee pension, profit sharing, savings, retirement, supplemental retirement, stock option, stock purchase, stock appreciation right, restricted stock, restricted stock unit, deferred stock unit, other equity-based compensation, termination, separation, severance, retention, change in control, salary continuation, life, death benefit, health, welfare, hospitalization, workers’ compensation, sick leave, vacation pay, child bonding leave, educational assistance, disability or accident insurance or other employee compensation or benefit plan, program, policy, agreement or arrangement, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (whether or not subject to ERISA) that is sponsored, maintained or contributed to or required to be contributed to by such Person or to which such Person is a party or under which such Person has any liability or obligation.

“Board of Directors” means, with respect to any Person, the board of directors, the board of managers or functionally similar governing body of such Person, as applicable, or, if such Person is limited partnership managed by a general partner, then the “Board of Directors” of such general partner, as applicable.

“Business Day” means any day on which commercial banks are generally open for business in New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in New York, New York under the Laws of the State of New York or the federal Laws of the United States of America.

“CAD” means Canadian dollars.

“Canada Benefit Plan” means any Benefit Plan for the benefit of current or former Company Employees (or any spouses, dependants, survivors or beneficiaries of such Persons) in relation to work or services performed in Canada, that are maintained, sponsored or funded by the Company Group, or under which the Company Group has, or will have, any Liabilities provided that a Canada Benefit Plan shall not include any Canada Statutory Plan. For the avoidance of doubt, “Canada Benefit Plan” does not include a Company Benefit Plan.

“Canada Statutory Plan” means a statutory benefit plans in Canada which the Company Group is required to participate in or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance, employment standards, and employment insurance legislation.

“Canadian Firearms Laws” means all applicable Laws of Canada or any province or territory thereof relating to firearms, weapons, ammunition or explosives, including their manufacture, assembly, storage, display, transportation, importation, exportation, sale or transfer, and the licensing of businesses engaged in such activities, including (a) the Firearms Act (Canada), S. C. 1995, c. 39 and the regulations thereunder, (b) Part III of the Criminal Code (Canada), R.S.C. 1985, c. C-46 (Firearms and Other Weapons) and the regulations thereunder; and (c) the Explosives Act (Canada), R.S.C. 1985, c. E-17 and the Explosives Regulations, 2013, SOR/2013-211, in each case as amended, re-enacted, replaced or supplemented from time to time.

“Canadian Controlled Goods Laws” means all applicable Laws of Canada governing or otherwise regulating the examination, possession or transfer of, or access to, controlled goods in Canada, including Part 2 of the Defence Production Act (Canada), R.S.C. 1985, c. D-1 and the Controlled Goods Regulations, SOR/2001-32, in each case as amended, re-enacted or supplemented from time to time.

“Canadian Regulatory Notifications” has the meaning set forth in Section 6.10(a).

“Canadian Subsidiary” means Savage Arms (Canada), Inc.

“Canadian Trade Laws” means all applicable Laws of Canada relating to economic or trade sanctions, export, import, customs and trade remedies, including (a) the Export and Import Permits Act (Canada) (R.S.C. 1985), c. E-19 and the regulations thereunder, (b) the Special Economic Measures Act (Canada) (S.C. 1992, c. 17), (c) the United Nations Act (Canada) (R.S.C., 1985, c. U-2) and (d) the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada) (S.C. 2017, c. 21), in each case as amended, re-enacted or supplemented from time to time.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), any current federal, state or local Laws or guidance relating to the COVID-19 pandemic and any similar or successor legislation, including any presidential memoranda or executive orders, relating to the COVID-19 pandemic, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and including the Memorandum for the Secretary of the Treasury signed on August 8, 2020.

“Cash” means cash and cash equivalents comprising solely funds in time deposits and demand deposits or similar accounts of the Company and the Company Subsidiaries to the extent convertible into cash within 30 days of the Closing.

“Certificate” has the meaning set forth in Section 2.03(b).

“Chosen Courts” has the meaning set forth in Section 9.13(a).

“Closing” has the meaning set forth in Section 1.02.

“Closing Date” has the meaning set forth in Section 1.02.

“Closing Indebtedness” means all Indebtedness as of immediately prior to the Effective Time.

“Closing Net Working Capital” means Net Working Capital as of immediately prior to the Effective Time.

“Closing Statement” has the meaning set forth in Section 2.05(b).

“Closing Transaction Expenses” means the Transaction Expenses that remain(ed) unpaid or outstanding as of immediately prior to the Effective Time.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Stock Consideration Cap” means a number of shares of Parent Common Stock equal to 8,993,968, representing 19.99% of the total number of shares of Parent Common Stock outstanding immediately prior to the First Effective Time (rounded down to the nearest whole share).

“Company” has the meaning set forth in the Preamble.

“Company Assets” means all properties, assets and rights of every kind, nature and description whatsoever whether tangible or intangible, real, personal or mixed, wherever located, that, in each case, are owned or leased by a member of the Company Group or used in the Company Business.

“Company Benefit Plan” means any Benefit Plan (or portion thereof) (other than any Canada Benefit Plan) that is sponsored, maintained or contributed to or required to be contributed to by any member of the Company Group or any ERISA Affiliate for the benefit of any current or former employee, independent contractor or director (and/or their dependents or beneficiaries) of any member of the Company Group, or with respect to any member of the Company Group otherwise has any liabilities or obligations. For the avoidance of doubt, “Company Benefit Plan” does not include a Canada Benefit Plan.

“Company Business” means any and all business, activities, services, or operations conducted or actively proposed to be conducted by the Company Group as of the Closing, including, but not limited to, manufacturing, marketing and selling firearms and firearm accessories and components.

“Company Disclosure Letter” means the disclosure letter delivered by the Company to Parent and Merger Sub at or immediately prior to the execution of this Agreement.

“Company Employee” means each director, officer, manager, individual independent contractors, consultants or employee of the Company Group.

“Company Group” means the Company and each Company Subsidiary.

“Company Intellectual Property” has the meaning set forth in Section 4.15(a).

“Company Leased Real Property” has the meaning set forth in Section 4.14(b).

“Company Material Adverse Effect” means any event (or series of events), change, effect, development, fact, condition, circumstance, or occurrence (collectively, “Events”) that has or would reasonably be expected to have, the effect of (a) preventing, impairing or delaying the Company’s ability in all material respects to perform its obligations under this Agreement or any of the Transaction Documents or (b) a material adverse effect on the results of operations, assets, properties, liabilities, business or condition (financial or otherwise) of the Company Group, taken as a whole; provided, however, that no Event resulting from or arising out of any of the following shall be deemed to constitute a Company Material Adverse Effect: (i) political, social, economic, tax, financial, capital market, credit market, financial market, industry-wide conditions, in each case, changes in or Events generally of the foregoing, affecting the industries, markets, geographic areas or competitive landscape in which the Company Group conducts business or operates, (ii) any military action, outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, civil unrest, public demonstrations, acts of sabotage or malicious cyber-enabled activities, (iii) adoption, implementation, modification, repeal or other changes in applicable Law or Governmental Orders (or interpretations thereof) after the date hereof, unless the foregoing relate solely to the Company Group or specifically name the Company Group (or a member thereof), (iv) changes in accounting requirements or principles (including GAAP) (or interpretations thereof) after the date hereof, (v) any failure of the Company Group to meet projections, forecasts or revenue or earning predictions for any period (it being understood that any Events underlying such failure may be taken into account in determining whether this is or has been a Company Material Adverse Effect), (vi) any acts of God, pandemics, earthquakes, hurricanes, floods or other natural disasters or any changes in public health conditions or weather patterns in any jurisdiction or region in which the Company and the Company Subsidiaries operate, or (vii) the public announcement of the Transactions; provided, further, that a “Company Material Adverse Effect” shall only occur under clause (i) through clause (vii) to the extent that any such matters have or would be reasonably likely to have a disproportionate impact on the results of operations, assets, properties, liabilities, business or condition (financial or otherwise) of the Company Group relative to other participants in the same industries and geographical areas in which the Company Group participates.

“Company Material Contract” has the meaning set forth in Section 4.17(a).

“Company Owned Intellectual Property” means all Company Intellectual Property owned or purported to be owned by the Company or a Company Subsidiary including, for the avoidance of doubt, all Company Registered Intellectual Property.

“Company Owned Real Property” has the meaning set forth in Section 4.14(a).

“Company Permitted Liens” means (a) Liens consisting of zoning or planning restrictions, permits, recorded easements or covenants and other similar restrictions or limitations on the use or occupancy of real property, which the Company and the Company Subsidiaries comply with and which do not materially or adversely impair the use of such property as it is presently used in connection with the Company Business, (b) Liens for current Taxes, assessments or governmental charges or levies on property not yet due and payable or the validity or amount of which is being contested in good faith by appropriate proceedings, (c) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the Ordinary Course of Business relating to obligations which are not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (d) any right, interest, lien, title or other Lien of a lessor or sublessor under any lease or other similar agreement or in the property being leased (including under any capital lease for equipment), (e) with respect to Company Real Property, all recorded exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other recorded Liens that do not materially or adversely interfere with the present use, occupancy or operation of the assets of the Company and its Subsidiaries taken as a whole and which are not being violated, (f) Liens set forth on Section 9.16(i) of the Company Disclosure Letter, and (g) non-exclusive licenses of Intellectual Property granted in the Ordinary Course of Business.

“Company Real Property” means, collectively, the Company Owned Real Property and the Company Leased Real Property.

“Company Registered Intellectual Property” has the meaning set forth in Section 4.15(a).

“Company Subsidiary” means each Subsidiary of the Company.

“Company Units” has the meaning set forth in the Recitals.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated June 3, 2025, by and among JDH Capital I, L.P., Savage Firearms, Inc., Parent and Parent’s Affiliates (defined therein), as amended.

“Consent” means any consents, waivers, notations, licenses, Permits, certifications, authorizations, ratifications, permissions, exemptions or approvals from, or notification requirements to, any Person other than a member of the Company Group.

“Contract” means any oral or written contract, agreement or other legally binding instrument, including any note, bond, mortgage, deed, indenture, commitment, undertaking, promise, lease, sublease, license or sublicense or joint venture.

“Controlled Group Liability” means all Liabilities (a) under Section 302 of ERISA, (b) under Title IV of ERISA, (c) under Section 412 or 4971 of the Code and (d) with respect to health, life or other welfare benefits after termination of employment, except as required by Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA, in the case of each of clauses (a), (b), (c) and (d), that are imposed on any member of the Company Group under or in respect of a Company Benefit Plan solely by reason of the treatment of a member of the Company Group as a single employer with another Person as a result of the application of Section 414(b) (c), (m) or (o) of the Code or by reason of the treatment of any member of the Company Group as under common control with another Person as a result of the application of Section 4001(b) of ERISA.

“D&O Insurance” has the meaning set forth in Section 6.02.

“DDTC” means the U.S. Department of State’s Directorate of Defense Trade Controls.

“Dispute Notice” has the meaning set forth in Section 2.05(b).

“Disputed Amounts” has the meaning set forth in Section 2.05(b).

“DLLC Act” means the Delaware Limited Liability Company Act.

“dollars” or “$” means lawful money of the United States of America.

“Domain Names” means Internet domain names, URLs, and social media identifiers, handles, and tags.

“Effective Time” has the meaning set forth in Section 1.03.

“Environmental Laws” means all Laws relating to pollution or the protection of the environment, including but not limited to those Laws relating to the generation, handling, storage, distribution, treatment, transport or Release of, or exposure to, any Hazardous Materials, including the Clean Air Act, 42 U.S.C. § 7401 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Resource Conservation Recovery Act, 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Emergency Planning and Community Right-To-Know Act, 42 U.S.C. § 11001 et seq., the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., and any similar or implementing federal, state, provincial or local laws.

“Environmental Permit” means any Permit issued or required pursuant to Environmental Laws.

“Equity Interest” means, with respect to any Person, (a) any capital stock, partnership or membership interest, unit of participation or other equity interest (however designated) in such Person, including joint venture interests, beneficial interests, and the right to receive a share of the profits and losses of, or a distribution of assets of, a Person or a right to control such Person, (b) any option, warrant, purchase right, conversion right, exchange right or other Contract which would entitle any other Person to purchase or otherwise acquire any such interest described in clause (a) in such Person, and (c) any stock appreciation, profits sharing, phantom stock, equity participation rights and similar rights in such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that would be deemed at any relevant time to be (a) a single employer with the Company or any member of the Company Group pursuant to Section 414(b), (c), (m) or (o) of the Code or (b) under common control with a member of the Company Group under Section 4001 of ERISA.

“Estimated Aggregate Consideration” means $164,849,504.30, representing the combined value of (a) the Estimated Common Consideration Shares measured at the Reference Price per share, and (b) the Estimated Cash Consideration.

“Estimated Cash Consideration” means an amount in cash equal to $42,351,660.14.

“Estimated Closing Indebtedness” means Seller’s good faith estimate of Closing Indebtedness as of immediately prior to Closing, as set forth in the Estimated Closing Statement to be delivered pursuant to Section 2.05.

“Estimated Closing Net Working Capital” means Seller’s good faith estimate of Closing Net Working Capital as of immediately prior to the Effective Time, as set forth in the Estimated Closing Statement to be delivered pursuant to Section 2.05.

“Estimated Closing Transaction Expenses” means Seller’s good faith estimate of Closing Transaction Expenses that are unpaid as of immediately prior to the Effective Time, as set forth in the Estimated Closing Statement to be delivered pursuant to Section 2.05.

“Estimated Closing Statement” has the meaning given to such term in Section 2.05(a).

“Estimated Common Consideration Shares” means 8,993,968 shares of fully paid and non-assessable Parent Common Stock, which for the avoidance of doubt, shall not exceed the Common Stock Consideration Cap.

“Estimated Excess Closing Cash” means Seller’s good faith estimate of Excess Closing Cash as of immediately prior to the Effective Time, as set forth in the Estimated Closing Statement to be delivered pursuant to Section 2.05.

“Events” has the meaning set forth in the definition of “Company Material Adverse Effect.”.

“Excess Closing Cash” means Available Cash as of immediately prior to the Effective Time, minus the Minimum Cash Balance. Excess Closing Cash may be a positive or a negative number.

“Exchange Act” means the Securities Exchange Act of 1934.

“Expiration Date” means the date on which any representation, warranty, or covenant herein shall expire pursuant to Section 8.01.

“Facilities” means any buildings, fixtures, improvements or structures (including heating, ventilation, air conditioning, plumbing, drainage and electrical systems, roof, foundation and floors) located on the Company Real Property.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“Final Aggregate Consideration” means an amount equal to (a) the Base Transaction Value, minus (b) the Closing Indebtedness, plus (c) the difference (which can be a positive or a negative number) of (A) the Excess Closing Cash, minus (B) the Closing Transaction Expenses, plus (d) the Minimum Cash Balance, plus (e) the Net Working Capital Surplus (if any), minus (f) the Net Working Capital Deficit (if any).

“First Certificate of Merger” has the meaning set forth in Section 1.03.

“Fraud” means a knowing misrepresentation of material fact in the making of any representation or warranty by a Party in Article III, Article IV or Article V, as modified by the Company Disclosure Letter, as applicable, or in any certificate or Transaction Document (including the Seller Parent Guaranty) delivered pursuant to this Agreement (but not, for the avoidance of doubt, in any other actual or alleged representation or warranty made orally or in writing), which is made with the specific intent of inducing another Party to enter into this Agreement, and upon which such other Party has relied (and does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory) and such Party did so rely thereon and suffered actual Losses as a result thereof.

“Fundamental Representations” means Section 4.01 (Organization; Standing and Power), Section 4.02 (Capitalization; Subsidiaries), Section 4.03 (Authorization; Enforceability), Clause (b) of Section 4.05 (Noncontravention), Section 4.20 (Brokers), and Section 5.06 (Brokers).

“GAAP” means generally accepted accounting principles in effect in the United States at the relevant time.

“GDPR” has the meaning set forth in Section 9.16.

“Global Trade Laws” means the applicable Sanctions, export, import, customs and anti-boycott Laws of any jurisdiction in which the Company or any of its Subsidiaries is organized or does business, including, to the extent applicable: (a) the Export Administration Regulations administered by the U.S. Commerce Department’s Bureau of Industry and Security, (b) the ITAR administered by the U.S. State Department’s Directorate of Defense Trade Controls, (c) the import laws administered by U.S. Customs and Border Protection, (d) the economic sanctions rules and regulations administered by OFAC and the U.S. Department of State, (e) United Nations sanctions policies, (f) the Canadian Trade Laws, and (g) all relevant regulations promulgated under any of the foregoing.

“Government Bid” means any offer, quotation or bid which, if accepted or awarded, would lead to a Government Contract for the sale of goods or the provision of services.

“Government Contract” means any prime contract, subcontract, joint venture, basic ordering agreement, blanket purchase agreement, letter agreement, grant, cooperative agreement or other commitment or funding vehicle between the Company or any Company Subsidiary and (a) a Governmental Authority, (b) any prime contractor to a Governmental Authority in its capacity as a prime contractor or (c) any subcontractor with respect to any contract described in clause (a) or (b). A purchase, task, or delivery order issued under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Approval” means any notices, reports or other filings to be given to or made with, or any Consents, registrations, permits or licenses to be obtained from, any Governmental Authority.

“Governmental Authority” means any government, court, arbitrator, department, commission, board, branch, office, official, entity, tribunal bureau, agency, authority, instrumentality or other body exercising administrative, judicial, quasi-judicial, legislative, self-regulatory, police, taxing, executive or other government instrumentality or powers, whether U.S. national, federal, state, local, municipal, county, district, provincial, territorial, commonwealth, foreign or otherwise (including public or private arbitral tribunals and antitrust authorities that have jurisdiction to review the transactions contemplated by this Agreement).

“Governmental Order” means any order, administrative notice, writ, judgment, injunction, decree, stipulation, ruling, decision, verdict, determination, demand, consent, agreement, pronouncement, award or other action, in each case, made, issued or entered by or with any Governmental Authority (including, any judicial or administrative directives).

“GST/ HST” means the taxes imposed under Part IX of the Excise Tax Act (Canada).

“Hazardous Materials” means any material, substance or waste that is listed or defined as hazardous or toxic, or as a pollutant or contaminant, or that is otherwise listed, defined or regulated, under any Environmental Law, including any per- or polyfluoroalkyl substances, petroleum or petroleum products, lead, radioactive materials, asbestos, and polychlorinated biphenyls.

“HCERA” has the meaning set forth in Section 4.09(d).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” with respect to the Company Group and without duplication means (including in respect of principal, penalties, fees, make-whole amounts and premiums), (i) all indebtedness of the Company Group for borrowed money and all obligations thereof represented by bonds, notes, debentures or similar debt securities or instruments, (ii) obligations under leases recorded as capital or finance leases on the Financials or required to be recorded as capital or finance leases in accordance with GAAP, (iii) obligations for the reimbursement of any obligor on any letter of credit, bank guarantees, banker’s acceptances, surety bonds, performance bonds or other similar instruments, in each case, solely to the extent drawn or called, (iv) obligations under any interest rate, swap, derivative or other hedging transactions, arrangements or Contracts, including any breakage costs, termination payments, close-out amounts, settlement amounts or mark-to-market losses relating thereto, (v) obligations secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien (other than a Company Permitted Lien) on property owned or acquired by the Company or its Subsidiaries, (vi) obligations for the deferred or unpaid purchase price of property, securities, services, businesses or assets (including any fixed or contingent deferred purchase price, earn-out, holdback payment, contingency payment, installment payment, seller note, post-closing true-up obligations, indemnification obligations or similar liabilities, in each case whether or not contingent and calculated as the maximum amount payable under or pursuant to such obligation), (vii) were paid on the Closing Date and that, in each case, is not otherwise included in Net Working Capital, (viii) all outstanding checks of the Company Group, (ix) the Pre-Closing Income Tax Accrual Amount, and (x) guarantees made by any member of the Company Group on behalf of any other Person in respect of any obligations of such Person or third-party. Indebtedness shall not include (A) any obligations the Company Group may have in respect of lease agreements (other than recorded as capital or finance leases on the Financials or required to be recorded as capital or finance leases in accordance with GAAP), (B) any undrawn letters of credit, performance bonds, bankers’ acceptances or similar obligations of the Company Group, (C) any intercompany obligations between or among members of the Company Group, or (D) any items expressly used in the calculation of Net Working Capital or Transaction Expenses.

“Independent Accountant” has the meaning set forth in Section 2.05(b)(iv).

“Initial Merger Consideration” means (a) the Estimated Common Consideration Shares, plus (b) the Estimated Cash Consideration.

“Income Tax” means any federal, state, local or non-U.S. Tax that is imposed on, or measured by, in whole or in part, the revenue, income or earnings of the taxpayer, or any franchise, margin or similar Tax (however denominated) imposed in lieu of a Tax on net income, or imposed on gross receipts, modified gross receipts, capital or net worth.

“Insurance Policies” has the meaning set forth in Section 4.24.

“Intellectual Property” means any and all intellectual property and/or proprietary rights existing anywhere in the world, including the following: (a) patents (including utility and design rights and inclusive of all reissues, divisionals, continuations, continuations-in-part, reexaminations, supplemental examinations, inter partes reviews, post-grant oppositions, substitutions, and extensions thereof), patent disclosures, issuances, and applications (including provisional applications) and statutory invention registrations; (b) Trademarks; (c) copyrights, copyrightable works (whether or not registered), works of authorship (whether or not copyrightable, including all translations, adaptations, derivations, and combinations thereof), mask works, designs, and database rights, including, in each case, any registrations, applications for registration, and renewals therefor; (d) Domain Names; (e) Software; (f) confidential and proprietary Know-How; (g) industrial design applications and registrations; (h) all tangible embodiments of the foregoing in whatever form or medium; and (i) any other legal protections and rights, including moral, privacy or publicity, and/or industrial rights, related to any of the foregoing and the right to bring an Action for any past, present, or future infringement thereof.

“Intended Tax Treatment” has the meaning set forth in Section 6.05(e).

“Intermediate Surviving Company LLC Agreement” has the meaning set forth in Section 1.04(b).

“Inventory” means all inventories of the Company Group with respect to the Company Business.

“Investor Questionnaire” has the meaning set forth in Section 7.01(i).

“Investor Rights Agreement” means the investor rights agreement, substantially in the form attached hereto as Exhibit E, to be entered into by Parent and Seller on or prior to the Closing Date.

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” means all Software, hardware, electronic data processing equipment, information technology and recordkeeping systems, networks, interfaces, platforms, peripherals, computers, middleware, servers, workstations, routers, hubs, switches, circuits, telecommunications systems, data communications lines, and other information technology equipment (whether for a general or specific purpose), including any outsourced systems, that are owned, held for use, or used by or on behalf of the Company Group.

“ITA” means the Income Tax Act (Canada) and regulations issued thereunder.

“ITAR” means the International Traffic in Arms Regulations, 22 C.F.R Sections 120-130.

“Know-How” means technical, scientific, regulatory, or other information, designs, layouts, ideas, concepts, invention disclosures and inventions (whether patentable or unpatentable, and whether or not reduced to practice), research and development, discoveries, results, creations, improvements, know-how, techniques and data, technology, algorithms, procedures, plans, processes, practices, recipes, methods, trade secrets and other confidential and/or proprietary information that derives actual or potential economic value from not being generally known to other Persons who can obtain economic value from its disclosure or use, instructions, formulae, formulations, compositions, specifications, marketing, pricing, distribution cost and sales information, customer and supplier names and lists, tools, materials, apparatus, creations, improvements and other similar materials, and all recordings, graphs, drawings, diagrams, flow charts, models, studies, reports, surveys, analyses and other writings.

“Knowledge of the Company” means (a) actual knowledge of Robert Gates, Steven Colaluca and Brad Ferguson, in each case after reasonable inquiry, and (b) actual knowledge of Ryan Connelly, without inquiry.

“Labor Agreement” has the meaning set forth in Section 4.10(c).

“Law” means any federal, state, provincial, municipal, local or foreign law (including common law) statute, regulation, ordinance, rule, Governmental Order, act, code, Governmental Approval, concession, grant, franchise, license, agreement, directive, requirement or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, whether now or hereinafter in effect having the force of law.

“Lease Agreement” means any lease, sublease, license or other agreement governing the Company’s or any Company Subsidiary’s occupancy of any Company Leased Real Property, including any amendment, restatement, renewal, extension, modification, supplement or guaranty thereof.

“Leaseback Agreement” has the meaning set forth in Section 6.15.

“Liabilities” means any and all liabilities, claims, debts, demands, actions, causes of action, suits, damages, fines, penalties, Taxes, obligations, prohibitions, accruals, accounts payable, reckonings, bonds, indemnities and similar obligations, agreements, promises, guarantees, make-whole agreements and similar obligations, and other liabilities and requirements, including all contractual obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, and including those arising under any Law, Action, threatened or contemplated Action or any award of any arbitrator or mediator of any kind, and those arising under any Contract, including those arising under this Agreement or any other Transaction Document, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. For the avoidance of doubt, Liabilities shall include attorneys’ fees, the costs and expenses of all assessments, judgments, settlements and compromises, and any and all other costs and expenses whatsoever reasonably incurred in connection with anything contemplated by the preceding sentence (including costs and expenses incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions).

“Lien” means any pledge, lien, charge, mortgage, encumbrance, title defect, easement, hypothecation, right of first refusal, right of first offer, transfer restriction or other similar restriction (whether on voting, sale, transfer, disposition or otherwise) on title, or security interest of any kind or nature whatsoever.

“Lookback Date” means the date that is four (4) years prior to the Closing Date.

“Losses” means any Liabilities, deficiencies, demands, Actions, Governmental Orders, Liens, judgments, losses, assessments, damages, dues, Taxes, penalties, fines, amounts paid in settlement, costs and expenses (including reasonable attorneys’ and accountants’ fees), but specifically excluding punitive and exemplary damages, provided, however, that punitive and exemplary damages paid pursuant to a Third-Party Claim shall be deemed Losses.

“Mergers” has the meaning set forth in the Recitals.

“Merger Consideration” means, collectively, (a) the Initial Merger Consideration, plus (b) any cash paid to Seller pursuant to Section 2.05(c)(i).

“Merger Sub” has the meaning set forth in the Preamble.

“Minimum Cash Balance” means $1,000,000.00.

“Negotiation Period” has the meaning set forth in Section 2.05(b).

“Net Working Capital” means the sum of the current assets of the Company Group (excluding Cash, deferred Tax assets and any Income Tax assets), less the sum of the current Liabilities of the Company Group (excluding Indebtedness of the Company Group, any Transaction Expenses, deferred Tax liabilities and any Income Tax liabilities), in each case, determined in accordance with the Accounting Principles.

“Net Working Capital Deficit” means the amount (if any) by which the Target Closing Net Working Capital exceeds the Closing Net Working Capital.

“Net Working Capital Surplus” means the amount (if any) by which the Closing Net Working Capital exceeds the Target Closing Net Working Capital.

“Non-Solicit Restricted Period” shall have the meaning given to such term in Section 6.07(b).

“OFAC” has the meaning set forth in the definition of “Sanctioned Person”.

“Ordinary Course of Business” means an action taken by a Person that (a) is consistent in nature, scope, and magnitude with the past practices of such Person and is taken in the ordinary course of the normal operations of such Person and (b) does not require authorization by the board of directors or managers (or similar governing body) of such Person (or by any Person or group of Persons exercising similar authority) and does not require any other separate or special authorization of any nature; provided, however, that in no event shall “Ordinary Course of Business” include a breach of Contract or violation of Law.

“Organizational Documents” means, with respect to any Person (other than an individual), as applicable, (a) the certificate or articles of incorporation, formation or organization, organizational or charter documents relating to the creation or organization of such Person, and any limited liability company, operating or partnership agreement adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws and equity holders agreements to which such Person is a party relating to the organization, operation, management or governance of such Person, in each case, as amended or supplemented.

“Parent” has the meaning set forth in the Preamble.

“Parent Balance Sheet” has the meaning set forth in Section 3.06(c).

“Parent Common Stock” means, collectively, the common stock, $0.001 par value per share, of Parent.

“Parent Indemnified Parties” means the Parent and its respective Affiliates (including, after the Closing, the Company Group) and Representatives, together with the successors thereto and assigns thereof.

“Parent Material Adverse Effect” means any effect, change, event or occurrence that, individually or in the aggregate, would prevent or materially impair or delay Parent or Merger Sub’s ability to consummate the Transactions.

“Parent SEC Documents” has the meaning set forth in Section 3.06(a).

“Parent SEC Financial Statements” has the meaning set forth in Section 3.06(b).

“Party” or “Parties” means each of Parent, Merger Sub, the Company and Seller.

“Permit” means all franchises, authorizations, consents, approvals, licenses, registrations, certificates, permits, exemptions, or other rights or privileges issued by any Governmental Authority.

“Person” means any individual or any corporation, association, partnership, limited liability company, joint venture, joint stock or other company, business trust, trust, organization (including an unincorporated organization), any other business entity, Governmental Authority, labor union or other entity of any kind.

“Personal Information” means information that is considered “personally identifiable information,” “personal information,” “personal data,” or any similar term under any applicable Data Privacy Laws and any information identifying, describing, relating to, or reasonably capable of being associated with or linked to, directly or indirectly, an identified or identifiable natural person or household.

“Post-Closing Adjustment Amount” means an amount in cash equal to the Final Aggregate Consideration minus the Estimated Aggregate Consideration, which, for the avoidance of doubt, may be a positive or negative number.

“Pre-Closing Income Tax Accrual Amount” means an amount, not less than zero, equal to the aggregate amount of Income Taxes imposed on any member of the Company Group for any Pre-Closing Tax Period that are accrued but unpaid as of the Closing and not yet due and payable, solely in jurisdictions in which the applicable member currently files Income Tax Returns, calculated (a) in accordance with the past practices of the applicable member of the Company Group, except as otherwise required by applicable Law; (b) in the case of a Straddle Period, consistent with Section 6.05(a); (c) on an entity-by-entity, jurisdiction-by-jurisdiction and type of Tax-by-type of Tax basis, with zero dollars ($0) being the lowest amount for any such entity, jurisdiction and type of Tax, after reducing each such amount by all estimated payments, prepayments, overpayments and credits arising or paid in any Pre-Closing Tax Periods and available to reduce such Income Taxes; (d) by taking into account all deductions and all available net operating losses, credits and other Tax attributes arising in any Pre-Closing Tax Period and available to reduce such Income Taxes; (e) by including in taxable income only the portion of any adjustment made pursuant to Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Law) that is required under applicable Law to be included in income in a Pre-Closing Tax Period, to the extent such portion will not previously have been included in income by the applicable member of the Company Group and (f) excluding (i) any reserve for contingent or uncertain Tax positions and any disputed or contested amount, (ii) any Taxes resulting from the Mergers or any other Transactions, (iii) any Taxes arising from any action taken by Parent or its Affiliates (including the Company Group) after the Effective Time on the Closing Date outside the Ordinary Course of Business (except as otherwise expressly contemplated in this Agreement), and (iv) any amount included in Closing Net Working Capital, Closing Transaction Expenses or any other component of Closing Indebtedness.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date; and, with respect to a Straddle Period, the portion of such Straddle Period ending on the Closing Date.

“Privacy and Data Security Requirements” means (a) any applicable Laws regulating the recording, importing, exporting, collecting, accessing, using, disclosing, selling, transmitting, transferring (including cross border transfers), securing, sharing, distributing, storing, maintaining, retaining, deleting, disposing, modifying, protecting, safeguarding, privacy, or processing (collectively, “Processing”) of Personal Information, or security breach notification requirements (including, for example and as applicable, the California Consumer Privacy Act, the Personal Information Protection and Electronic Documents Act (“PIPEDA”), the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 (“CAN-SPAM”), the Telephone Consumer Protection Act (“TCPA”), the Payment Card Industry Data Security Standards (“PCI-DSS”), all state and federal laws related to unfair or deceptive trade practices, and other international, foreign, federal, local, and state data security and data privacy Laws (collectively, “Data Privacy Laws”); (b) obligations under all Contracts to which such member of the Company Group is a party, or by which such party is bound, that relate to the Processing of Personal Information or the protection of IT Systems; and (c) all publicly posted written policies of such member of the Company Group regarding the Processing of Personal Information.

“Protected Activity” means any activity involving the design, development, manufacture or assembly of finished firearms or finished suppressors, in each case regardless of the customer or end use thereof, and regardless of whether such activity is engaged in directly or through a joint venture, licensing arrangement, or similar business relationship. For the avoidance of doubt, the design, development, manufacture, assembly, marketing, distribution, sale or other similar transaction in respect of ammunition or ammunition components is not a Protected Activity.

“Public Official” means: (a) any officer, employee or representative of any Governmental Authority; (b) any officer, employee or representative of any commercial enterprise that is owned or controlled by a Governmental Authority; (c) any officer, employee or representative of any public international organization, such as the International Monetary Fund, the United Nations or the World Bank; (d) any Person acting in an official capacity for any Governmental Authority or any enterprise or organization identified in clause (a) or (c) above; and (e) any political party, party official or candidate for political office.

“R&W Insurance Policy” has the meaning set forth in Section 6.06.

“Reference Price” means $13.62.

“Registered Intellectual Property” means all Intellectual Property that is the subject of a registration or an application for registration in any jurisdiction throughout the world, including, without limitation, patents, Trademarks, copyrights, and Domain Names.

“Related Party” has the meaning set forth in Section 4.19.

“Related Party Arrangement” has the meaning set forth in Section 4.19.

“Release” means any release, spill, emission, emptying, leaking, dumping, injection, escaping, pumping, pouring, deposit, disposal, discharge, dispersal, or leaching into or through the environment.

“Remittance Amount” shall have the meaning given to such term in Section 6.14.

“Restricted Cash” means all cash and cash equivalents of the Company Group that are not freely usable by the Company Group as of the Effective Time and are subject to legal, regulatory, contractual or other restrictions on withdrawal, transfer, distribution, pledge or general corporate use, including security deposits, escrowed amounts, reserve accounts, compensating balance arrangements, blocked accounts, cash pledged as collateral, landlord deposits, customer or vendor guarantee deposits, and any other cash required to be maintained pursuant to any Contract, financing arrangement, insurance program, regulatory requirement or other obligation, whether or not segregated in a separate account.

“Restricted Period” shall have the meaning given to such term in Section 6.07(a).

“Representatives” means, with respect to any Person, its directors, officers, managers, employees, consultants, agents, advisor, or other representative of such Person, including legal counsel, accountants and financial advisors.

“Retained Shared Contract” has the meaning set forth in Section 6.13(a).

“Review Period” has the meaning set forth in Section 2.05(b).

“Sanctioned Country” means any country or region or government thereof that is the subject or target of a comprehensive embargo under Global Trade Laws (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea, the so-called “Donetsk People’s Republic” and the so-called “Luhansk People’s Republic” regions of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of sanctions or restrictions under Global Trade Laws including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other OFAC, U.S. Department of Commerce Bureau of Industry and Security, or U.S. Department of State sanctions- or export-related restricted party list; (b) any Person located, organized or resident in a Sanctioned Country; (c) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled, by a Person or Persons described in clauses (a) or (b); or (d) any national of a Sanctioned Country with whom U.S. Persons are prohibited from dealing.

“Sanctions” means all U.S. and applicable non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.

“Savarms Holdings” has the meaning set forth in the Recitals.

“Savarms Merger” has the meaning set forth in the Recitals.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Certificate of Merger” has the meaning set forth in Section 1.03.

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning set forth in the Preamble.

“Seller Indemnified Parties” means Seller and its Affiliates (excluding, for the avoidance of doubt, the Company Group) and their respective Representatives, together with the successors thereto and assigns thereof.

“Seller Parent” means JDH Capital I, L.P., a Delaware limited partnership.

“Seller Parent Guaranty” means that certain guaranty from Seller Parent, in the form attached hereto as Exhibit G, to be executed and delivered by Seller Parent at or prior to the Closing.

“Shared Contracts” means the Contracts set forth in Schedule 6.13.

“Software” means any and all (a) computer programs and applications, including software implementations of algorithms, models, and methodologies, whether in source code, object code, human readable form, or other form; (b) databases, content management systems, data collection tools, and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flow charts, and other work product used to design, plan, organize, and develop any of the foregoing; (d) screens, user interfaces, graphics, report formats, firmware, development tools, templates, menus, buttons, and icons; (e) all documentation, including user manuals, specifications, materials, and other training documentation relating to any of the foregoing; and (f) any updates, enhancements, derivative works, foreign language versions, fixes, and modifications of any of the foregoing.

“Specified Matter” has the meaning set forth in Section 8.02(b).

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any specified Person, any other Person of which such specified Person, directly or indirectly through one or more Subsidiaries, (a) owns at least 50% of the outstanding Equity Interests or at least 50% of the voting power, the holders of which are entitled to appoint, or vote generally in the election of, the board of directors or similar governing body of such other Person, (b) has the power to generally direct the business and policies of that other Person as a general partner, managing member, manager or in similar capacity, or (c) has a right to a majority of the distributions, dividends or analogous payments of such Person.

“Supplemental Environmental Insurance Policy” means that certain environmental claims policy, issued by Berkley Insurance in the name of the Canadian Subsidiary.

“Surviving Company” has the meaning set forth in Section 1.01.

“Target Closing Net Working Capital” means $40,963,251.83, representing a normalized level of working capital determined in accordance with the Accounting Principles.

“Tax” or “Taxes” means (a) any U.S. federal, state, local, or non-U.S. tax or taxes, including (without limiting the generality of the foregoing) income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, capital stock, social security, medicare, health, disability, alternative minimum, estimated, business license, tariffs, imposts, assessments, value added, imputed underpayment amounts, unemployment, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties, Canada Pension Plans, and unclaimed property or escheat taxes, and any duties, fees, obligations and charges of the same or a similar nature to any of the foregoing, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, whether disputed or not, in each instance including any interest, penalties or other additions to tax related thereto; (b) any obligations with respect to such amounts described in clause (a) arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (c) any obligations with respect to amounts described in clauses (a) or (b) as a result of being a transferee or successor to any Person, by operation of applicable Law, or under any agreements or arrangements with any other Person.

“Tail Policies” has the meaning set forth in Section 6.02(b).

“Tax Return” means any return, declaration, statement, report, form, estimate or information return relating to Taxes, including any amendments thereto and any related or supporting information, filed or required to be filed with any Governmental Authority.

“Top Customer” has the meaning set forth in Section 4.25(a).

“Top Vendor” has the meaning set forth in Section 4.25(b).

“Trademarks” means trademarks, service marks, trade names, logos, corporate names, slogans, trade dress, or other source identifiers, including any registration or any application for registration therefor, together with all translations, adaptations, derivations, and combinations thereof, and including all goodwill associated therewith.

“Trading Day” means any day on which trading is generally conducted on The Nasdaq Stock Market or any other exchange on which the shares of Parent Common Stock are traded and published.

“Transaction Documents” means this Agreement, the Investor Rights Agreement, the Seller Parent Guaranty, and all other agreements, instruments and certificates contemplated hereby or thereby to which any Party is a party.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents, including the Mergers.

“Transaction Expenses” means, as of the Closing, whether payable prior to, at or after the Closing Date, the aggregate amount of all fees, expenses and other costs and amounts payable by Seller and the Company to any Person in connection with the negotiation, execution or delivery of this Agreement or the consummation of the Transactions, including, but not limited to, (i) any and all legal, accounting, consulting, investment banking, financial advisory and other out-of-pocket fees, costs and expenses payable by the Company or Seller in connection with this Agreement, the other Transaction Documents, any of the Transactions or the sale process for the Company (including any brokerage fees, commissions, finders’ fees or financial or professional advisory fees and any related costs and expenses), (ii) any sale bonus, discretionary bonus, success bonus, retention bonus, change of control bonus, phantom equity or similar payment (including any amounts payable under or in respect of the Savarms, L.P. Long-Term Incentive Plan (in connection with the termination and settlement of awards thereunder pursuant to Section 7.01(l)) payable solely as a result of the consummation of the Transaction, together with the employer-portion of any applicable social security, employment, payroll and other Taxes with respect to the foregoing, for which a Company Group member is responsible, incurred or payable (or that may become payable) by a Company Group member to any current or former officer, director, manager, independent contractor, employee or consultant of a Company Group member solely as a result of the consummation of the Transactions (and excluding any payments pursuant to “double-trigger” arrangements resulting in payments and/or benefits provided upon an involuntary termination of employment by the Company Group, or provided upon the continued employment or service with the Company Group, on or following the consummation of the Closing), (iii) Transfer Taxes for which Seller is responsible pursuant to Section 6.05(c), (iv) all of the costs of the D&O Insurance, including the premiums and other expenses therefor, (v) fifty percent (50%) of all costs of the R&W Insurance Policy, including, without limitation, the premiums and underwriting fees, (vi) one hundred percent (100%) of the one-time premium payable in connection with the Supplemental Environmental Insurance Policy, and (vii) any other fees and expenses for which the Company or Seller is responsible pursuant to Section 6.03; provided that, for the avoidance of doubt, with respect to the items set forth in the foregoing subsections (iv), (v) and (vi), Seller and its Affiliates shall not have any further Liability with respect to such insurance policies after the respective payments have been made in accordance with such subsections.

“Transfer Agent” has the meaning set forth in Section 2.02.

“Transfer Taxes” has the meaning set forth in Section 6.05(c).

“Transferred Shared Contract” has the meaning set forth in Section 6.13(a).

“Treasury Regulations” means the regulations promulgated by the U.S. Department of the Treasury under the Code, as amended.

“Virtual Data Room” has the meaning set forth in Section 9.05(b).

“WARN Act” has the meaning set forth in Section 4.10(e).

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed and delivered as of the day and year first above written.

PARENT:

SMITH & WESSON BRANDS, INC.

By:	/s/ Mark P. Smith
Name: Mark P. Smith
Title: President and Chief Executive Officer

MERGER SUB:

TRISTAR MERGER SUB, LLC

By:	/s/ Mark P. Smith
Name: Mark P. Smith
Title: President

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed and delivered as of the day and year first above written.

SELLER:

SAVARMS, L.P.

By:	JDH Capital Company, its general partner

By:	/s/ Michael Fertitta
Name: Michael Fertitta
Title: Managing Director

COMPANY:

LONG RANGE INTERMEDIATE LLC

By:	/s/ Michael Fertitta
Name: Michael Fertitta
Title: Vice President and Treasurer

Signature Page to Agreement and Plan of Merger